SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2011
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date:August 3, 2011	By:	/s/ Claudio Zezza

Name: Claudio Zezza
Title: CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

Index

Free Translation into English of Quarterly Information (ITR) Originally Issued in Portuguese

Parent Company Information - Capital

Number of Shares (units)	Current Quarter 06/30/2011
Paid up Capital	
Common	843,986,515
Preferred	1,633,818,420
Total	**2,477,804,935**
Treasury Stock	
Common	-
Preferred	-
Total	-

Parent Company Information - Earnings per Share

Event	Approval	Earning	Payment Beginning Date	Common/Preferred Shares	Class	Earnings per Share (Reais / Stock)
Ordinary & Extraordinary Stockholders' Meeting	04/11/2011	Dividend	06/10/2011	Common		0.20060
Ordinary & Extraordinary Stockholders' Meeting	04/11/2011	Dividend	06/10/2011	Preferred	Preferred Class A	0.20060

Parent Company Balance Sheet - Assets
(in thousands of Reais)

Account Code	Account Description	06/30/2011	12/31/2010
1	Total Assets	10,935,042	10,857,138
1.01	Current Assets	46,739	516,815
1.01.01	Cash and Cash Equivalents	43,281	6,016
1.01.02	Receivables	19	9
1.01.02.01	Trade Accounts Receivable	19	9
1.01.02.01.01	Trade Accounts Receivable	19	9
1.01.06	Taxes and Contributions Recoverable	40	381
1.01.06.01	Current Taxes and Contributions Recoverable	40	381
1.01.06.01.01	Indirect Taxes and Contributions Recoverable	2	1
1.01.06.01.02	Direct Taxes and Contributions Recoverable	38	380
1.01.08	Other Current Assets	3,399	510,409
1.01.08.03	Other Assets	3,399	510,409
1.01.08.03.01	Dividends and interests on own capital receivable	0	509,235
1.01.08.03.03	Other Assets	3,399	1,174
1.02	Non-Current Assets	10,888,303	10,340,323
1.02.01	Long-Term Assets	31,075	29,529
1.02.01.01	Sundry Receivables	98	416
1.02.01.01.02	Available for Sale	98	416
1.02.01.09	Other Non-Current Assets	30,977	29,113
1.02.01.09.03	Taxes and Contributions Recoverable	8,609	8,372
1.02.01.09.04	Escrow Deposits	22,368	20,741
1.02.02	Investments	10,699,672	10,153,238
1.02.02.01	Investments on Subsidiaries	10,699,672	10,153,238
1.02.02.01.02	Subsidiaries	10,699,672	10,153,238
1.02.04	Intangible	157,556	157,556
1.02.04.01	Intangible Assets	157,556	157,556

Parent Company Balance Sheet - Liabilities and shareholders' equity
(in thousands of Reais)

Account Code	Account Description	06/30/2011	12/31/2010
2	Total Liabilities	10,935,042	10,857,138
2.01	Current Liabilities	29,219	515,011
2.01.01	Social and Labor Obligations	54	102
2.01.01.02	Labor Obligations	54	102
2.01.02	Suppliers - Trade Payable	1,893	1,296
2.01.02.01	Domestic Suppliers	1,893	1,296
2.01.03	Taxes, rates and contributions	51	164
2.01.03.01	Federal Obligations	31	150
2.01.03.01.02	Fiscal Taxes	31	150
2.01.03.03	Other taxes	20	14
2.01.03.03.01	ISS payable	20	14
2.01.05	Other Obligations	27,221	513,449
2.01.05.02	Others	27,221	513,449
2.01.05.02.02	Dividends payable	25,502	511,738
2.01.05.02.04	Other Current Liabilities	1,719	1,711
2.02	Non-Current Liabilities	36,787	36,124
2.02.02	Long-Term Liabilities	26,847	26,847
2.02.02.02	Others	26,847	26,847
2.02.02.02.03	Other Liabilities	26,847	26,847
2.02.04	Provisions	9,940	9,277
2.02.04.01	Tax, Labor and Civil Provisions	9,940	9,277
2.02.04.01.02	Civil and Labor Provisions	4,810	4,021
2.02.04.01.03	Employee Post Retirement Benefits	5,130	5,256
2.03	Shareholders' Equity	10,869,036	10,306,003
2.03.01	Paid up Capital	8,164,665	8,149,096
2.03.02	Capital Reserves	380,056	396,129
2.03.02.01	Offering's Goodwill	380,056	380,056
2.03.02.02	Special goodwill reserve	-	15,569
2.03.04	Revenue Reserves	1,760,778	1,760,778
2.03.04.01	Legal Reserve	226,848	226,848
2.03.04.10	Reserve for expansion	1,533,930	1,533,930
2.03.05	Accumulated Income (Loss)	563,033	-

Parent Company - Statements of Income
(in thousands of Reais)

Account Code	Account Description	Amount for Current Quarter 04/01/2011 to 06/30/2011	Year-to-Date -current year 01/01/2011 to 06/30/2011	Amount for Prior Year Quarter 04/01/2009 to 06/30/2009	Year-to-date - prior year 01/01/2010 to 06/30/2010
3.04	Operating Revenues (Expenses)	349,071	562,018	125,475	184,881
3.04.02	General and Administrative	(1,673)	(4,467)	(1,753)	(2,402)
3.04.05	Other Operating Expenses	(882)	(1,026)	3	17
3.04.06	Equity Pick Up	351,626	567,511	127,225	187,266
3.05	Operating Income (Loss)	349,071	562,018	125,475	184,881
3.06	Financial	708	1,015	565	1,315
3.06.01	Financial Revenues	819	1,205	614	1,454
3.06.02	Financial Expenses	(111)	(190)	(49)	(139)
3.07	Income (Loss) Before Taxes /Profit Sharing	349,779	563,033	126040	186,196
3.09	Profit (Loss) for the Period	349,779	563,033	126,040	186,196
3.11	Profit (Loss) for the Period	349,779	563,033	126,040	186,196

Parent Company - Comprehensive Income Statement
(in thousands of Reais)

Account Code	Account Description	Amount for Current Quarter 04/01/2011 to 06/30/2011	Year-to-Date -current year 01/01/2011 to 06/30/2011	Amount for Prior Year Quarter 04/01/2009 to 06/30/2009	Year-to-date - prior year 01/01/2010 to 06/30/2010
4.01	Profit (Loss) for the Period	349,779	563,033	126,043	186,196
4.03	Comprehensive Income for the Period	349,779	563,033	126,043	186,196

PARENT COMPANY CASH FLOW STATEMENTS - INDIRECT METHOD
(in thousands of Reais)

Account Code	Account Description	Year-to-Date - current year 01/01/2011 to 06/30/2011	Year-to-Date - current year 01/01/2010 to 06/30/2010
6.01	Net cash and cash equivalents generated (used) by operating activities	501,718	17,534
6.01.01	Cash and cash equivalents generated by operating activities	(4,376)	(1,852)
6.01.01.01	Earning before income tax (EBIT)	563,033	186,196
6.01.01.03	Equity in results of investments	(567,511)	(187,266)
6.01.01.05	Actuarial obligation	(126)	(126)
6.01.01.07	Monetary fluctuation on ARO escrow deposits and contingencies	(322)	16
6.01.01.09	Interest on marketable securities	(711)	(630)
6.01.01.11	Provision for contingencies	948	(42)
6.01.01.12	Others	313	-
6.01.02	Variations in assets and liabilities	506,094	177,192
6.01.02.02	Taxes and contributions recoverable	105	(186)
6.01.02.05	Escrow Deposits	(1,464)	(7,677)
6.01.02.06	Other current and non-current assets	(2,225)	(95)
6.01.02.07	Labor obligations	(48)	(25)
6.01.02.08	Suppliers	597	(4,967)
6.01.02.09	Taxes fees and contributions payable	(112)	152
6.01.02.10	Dividends received	509,235	190
6.01.02.11	Other current and non-current liabilities	6	(10)
6.02	Net cash and cash equivalents generated (used) by investment activities	1,018	573
6.02.01	Marketable securities	1,018	573
6.03	Net cash and cash equivalents generated (used) by financing activities	(465,471)	(200,941)
6.03.02	Dividends paid	(465,471)	(200,941)
6.05	Increase (decrease) on cash and cash equivalents	37,265	(25,028)
6.05.01	Beginning cash and cash equivalents balance	6,016	35,958
6.05.02	Ending cash and cash equivalents balance	43,281	1,093

PARENT COMPANY STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY FROM 01/01/2011 a 06/30/2011
(in thousands of Reais)

Account Code	Account Description	Capital	Capital Reserves	Revenues Reserves	Retained Losses	Equity Valuation Adjustments	TOTAL SHAREHOLDERS' EQUITY
5.01	Beginning balance	8,149,096	396,129	1,760,778	-	-	10,306,003
5.03	Prior year adjusted	8,149,096	396,129	1,760,778	-	-	10,306,003
5.04	Shareholder´s Transactions	15,569	(15,569)	-	-	-	-
5.04.01	Capital increase (decrease)	15,569	(15,569)	-	-	-	-
5.05	Profit (Loss) for the Period	-	-	-	563,033	-	563,033
5.05.01	Profit (Loss) for the Period	-	-	-	563,033	-	563,033
5.07	Ending balance	8,164,665	380,056	1,760,778	563,033	-	10,869,036

PARENT COMPANY STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY FROM 01/01/2010 a 06/30/2010
(in thousands of Reais)

Account Code	Account Description	Capital	Capital Reserves	Revenues Reserves	Retained Losses	Equity Valuation Adjustments	TOTAL SHAREHOLDERS' EQUITY
5.01	Beginning balance	8,149,096	396,129	158,049	(125,914)	-	8,577,360
5.03	Prior year adjusted	8,149,096	396,129	158,049	(125,914)	-	8,577,360
5.05	Profit (Loss) for the Period	-	-	-	186,196	-	186,196
5.05.01	Profit (Loss) for the Period	-	-	-	186,196	-	186,196
5.07	Ending balance	8,149,096	396,129	158,049	60,282	-	8,763,556

Parent Company - Statement of Added Value
(in thousands of Reais)

Account Code	Account Description	Year-to-Date - current year 01/01/2011 to 06/30/2011	Year-to-date - prior year 01/01/2010 to 06/30/2010
7.02	Raw Material Acquired from Third Parties	(4,045)	(1,261)
7.02.02	Material, Energy, Services and Others	(4,045)	(1,261)
7.03	Gross Added Value	(4,045)	(1,261)
7.05	Net Added Value Produced	(4,045)	(1,261)
7.06	Added Value Received from Transfers	568,716	188,720
7.06.01	Equity Pick Up	567,511	187,266
7.06.02	Financial Revenues	1,205	1,454
7.07	Total Added Value to Share	564,671	187,459
7.08	Sharing Added Value	564,671	187,459
7.08.01	Labor	994	626
7.08.01.01	Cost of Working	755	627
7.08.01.02	Benefits	7	6
7.08.01.04	Others	232	(7)
7.08.02	Taxes, Fees and Contributions	392	473
7.08.02.01	Federal	381	462
7.08.02.02	Intrastate	11	11
7.08.03	Earnings - Borrowed Capital	252	163
7.08.03.01	Interest	189	104
7.08.03.02	Rentals	63	59
7.08.04	Earnings - Owned Capital	563,033	186,197
7.08.04.03	Retained Earnings (Losses)	563,033	186,197

CONSOLIDATED BALANCE SHEET ASSETS
(in thousands of Reais)

Account Code	Account Description	06/30/2011	12/31/2010
1	Total Assets	18,961,191	19,370,852
1.01	Current Assets	6,173,116	6,425,920
1.01.01	Cash and Cash Equivalents	1,297,176	2,376,232
1.01.02	Receivables	2,492	18,177
1.01.02.01	Trade Accounts Receivable	2,492	18,177
1.01.02.01.01	Trade Accounts Receivable	2,492	18,177
1.01.03	Accounts Receivable	2,951,482	2,748,411
1.01.03.01	Clients	2,951,482	2,748,411
1.01.04	Inventories	348,390	228,654
1.01.06	Taxes and Contributions Recoverable	1,044,990	855,965
1.01.06.01	Current Taxes and Contributions Recoverable	1,044,990	855,965
1.01.06.01.01	Indirect Taxes and Contributions Recoverable	592,050	494,036
1.01.06.01.02	Direct Taxes and Contributions Recoverable	452,940	361,929
1.01.07	Prepaid Expenses	432,409	93,768
1.01.08	Other Current Assets	96,177	104,713
1.01.08.03	Others	96,177	104,713
1.01.08.03.01	Operations with derivatives	5,581	6,122
1.01.08.03.02	Other assets	90,596	98,591
1.02	Non-Current Assets	12,788,075	12,944,932
1.02.01	Long-Term Assets	2,674,844	2,545,361
1.02.01.01	Sundry Receivables	15,934	13,692
1.02.01.01.01	Available for Sale	15,934	13,692
1.02.01.03	Accounts Receivable	47,685	36,812
1.02.01.03.01	Clients	47,685	36,812
1.02.01.06	Deferred Taxes	1,626,565	1,732,732
1.02.01.06.01	Deferred Income Tax and Social Contribution	1,626,565	1,732,732
1.02.01.07	Prepaid Expenses	89,162	14,620
1.02.01.09	Other Non-Current Assets	895,498	747,505
1.02.01.09.03	Operations with derivatives	7,752	16,746
1.02.01.09.04	Other Non-Current Assets	17,793	17,763
1.02.01.09.05	Escrow Deposits	530,097	385,519
1.02.01.09.06	Indirect Taxes and Contributions Recoverable	252,937	188,111
1.02.01.09.07	Direct Taxes and Contributions Recoverable	86,919	139,366
1.02.03	Property, Plant and Equipment	5,643,414	5,863,723
1.02.03.01	Property, Plant and Equipment in Operation	5,148,912	4,785,419
1.02.03.03	Construction work in progress	494,502	1,078,304
1.02.04	Intangible	4,469,817	4,535,848
1.02.04.01	Intangibles	4,102,246	4,168,277
1.02.04.01.01	Concession licenses	1,933,693	2,020,157
1.02.04.01.02	Software rights	2,045,253	1,991,543
1.02.04.01.03	Other Intangibles	123,300	156,577
1.02.04.02	Goodwill	367,571	367,571

CONSOLIDATED BALANCE SHEET LIABILITIES
(in thousands of Reais)

Account Code	Account Description	06/30/2011	12/31/2010
2	Total Liabilities	18,961,191	19,370,852
2.01	Current Liabilities	4,476,262	5,691,089
2.01.01	Social and Labor Obligations	134,696	125,292
2.01.01.02	Labor Obligations	134,696	125,292
2.01.02	Suppliers - Trade Payable	2,557,930	3,103,469
2.01.02.01	Domestic Suppliers	2,466,004	2,976,302
2.01.02.02	Non-Domestic Suppliers	91,926	127,167
2.01.03	Taxes, rates and contributions	810,727	809,703
2.01.03.01	Federal Obligations	302,215	338,112
2.01.03.01.01	Income Tax and Social Contribution Payable	180,311	190,652
2.01.03.01.02	Other Taxes	121,904	147,460
2.01.03.02	State Obligations	449,585	417,659
2.01.03.02.01	ICMS	449,585	417,659
2.01.03.03	Other taxes	58,927	53,932
2.01.03.03.01	ISS	52,542	46,539
2.01.03.03.02	Others	6,385	7,393
2.01.04	Loans and Financing	669,630	957,549
2.01.04.01	Loans and Financing	669,630	957,549
2.01.04.01.01	Domestic Currency	646,723	957,549
2.01.04.01.02	Other Currencies	22,907	-
2.01.05	Other Obligations	303,279	695,076
2.01.05.02	Others	303,279	695,076
2.01.05.02.02	Dividends payable	25,502	511,737
2.01.05.02.04	Operations with derivatives	1,652	2,071
2.01.05.02.05	Authorizations Payable	58,526	-
2.01.05.02.06	Other Current Liabilities	217,599	181,268
2.02	Non-Current Liabilities	3,620,683	3,378,954
2.02.01	Loans and Financing	2,430,145	2,277,121
2.02.01.01	Loans and Financing	2,430,145	2,277,121
2.02.01.01.01	Domestic Currency	1,770,451	1,552,893
2.02.01.01.02	Other Currencies	659,694	724,228
2.02.02	Other Obligations	616,236	504,165
2.02.02.02	Others	616,236	504,165
2.02.02.02.03	Operations with derivatives	209,561	164,482
2.02.02.02.04	Indirect Taxes and Contributions Payable	125,530	57,720
2.02.02.02.05	Direct Taxes and Contributions Payable	147,804	138,981
2.02.02.02.07	Other Liabilities	133,341	142,982
2.02.03	Deferred Taxes	80,154	83,708
2.02.03.01	Deferred Income Tax and Social Contribution	80,154	83,708
2.02.04	Provisions	494,148	513,960
2.02.04.01	Tax, Labor and Civil Provisions	241,674	258,223
2.02.04.01.01	Tax Provisions	114,564	145,099
2.02.04.01.02	Labor Provisions	54,836	53,162
2.02.04.01.03	Employee Post Retirement Benefits	9,040	9,166
2.02.04.01.04	Civil Provisions	53,911	40,531
2.02.04.01.05	Regulatory Provisions	9,323	10,265
2.02.04.02	Other Provisions	252,474	255,737
2.02.04.02.03	Asset Retirement Obligation	252,474	255,737
2.03	Shareholders' Equity	10,864,246	10,300,809
2.03.01	Paid up Capital	8,164,665	8,149,096

CONSOLIDATED BALANCE SHEET LIABILITIES
(in thousands of Reais)

2.03.02	Capital Reserves	380,560	396,129
2.03.02.01	Offering's Goodwill	380,560	380,560
2.03.02.02	Offering's Goodwill	-	15,569
2.03.04	Revenue Reserves	1,755,584	1,755,584
2.03.04.01	Legal Reserve	226,848	226,848
2.03.04.10	Reserve for expansion	1,528,736	1,528,736
2.03.05	Accumulated Income (Loss)	563,437	-

CONSOLIDATED STATEMENTS OF INCOME
(in thousands of Reais)

Account Code	Account Description	Amount for Current Quarter 04/01/2011 to 06/30/2011	Year-to-Date - current year 01/01/2011 to 06/30/2011	Amount for Prior Year Quarter 04/01/2009 to 06/30/2009	Year-to-date - prior year 01/01/2010 to 06/30/2010
3.01	Net Operating Revenues from Goods Sold and/or Services Rendered	4,251,758	8,004,022	3,558,981	6,855,020
3.02	Cost of Goods Sold and/or Services Rendered	(2,147,212)	(4,057,571)	(1,803,855)	(3,498,489)
3.03	Gross Income	2,104,546	3,946,451	1,755,126	3,356,531
3.04	Operating Revenues (Expenses)	(1,575,174)	(3,067,326)	(1,516,494)	(2,950,486)
3.04.01	Sales	(1,181,601)	(2,294,556)	(1,124,242)	(2,185,794)
3.04.02	General and Administrative	(242,802)	(484,567)	(262,977)	(516,899)
3.04.04	Other Operating Revenues	11,449	21,238	7,134	15,761
3.04.05	Other Operating Expenses	(162,220)	(309,441)	(136,409)	(263,554)
3.04.05.01	Concessions´ Amortization	(75,862)	(151,492)	(75,629)	(151,258)
3.04.05.02	Other Operating Expenses	(86,358)	(157,949)	(60,780)	(112,296)
3.05	Operating Income (Loss)	529,372	879,125	238,632	406,045
3.06	Financial	(43,974)	(76,590)	(58,911)	(129,827)
3.06.01	Financial Revenues	64,608	270,716	235,650	452,090
3.06.02	Financial Expenses	(108,582)	(347,306)	(294,561)	(581,917)
3.07	Income (Loss) Before Taxes /Profit Sharing	485,398	802,535	179,721	276,218
3.08	Income Tax and Social Contribution	(135,417)	(239,098)	(53,757)	(95,673)
3.08.01	Current	(68,656)	(136,485)	(31,490)	(57,524)
3.08.02	Deferred	(66,761)	(102,613)	(22,267)	(38,149)
3.09	Profit (Loss) for the Period	349,981	563,437	125,964	180,545
3.11	Consolidated Profit (Loss) for the Period	349,981	563,437	125,964	180,545
3.11.01	Profit (Loss) for the Period	349,981	563,437	125,964	180,545
3.99	Earnings per share – (R$ 1 share)				
3.99.01	Basic earnings per share				
3.99.01.01	Common share	0.14125	0.22739	0.05088	0.07293

CONSOLIDATED COMPREHENSIVE INCOME STATEMENT
(in thousands of Reais)

Account Code	Account Description	Amount for Current Quarter 04/01/2011 to 06/30/2011	Year-to-Date - current year 01/01/2011 to 06/30/2011	Amount for Prior Year Quarter 04/01/2009 to 06/30/2009	Year-to-date - prior year 01/01/2010 to 06/30/2010
4.01	Profit (Loss) for the Period	349,981	563,437	125,964	180,545
4.03	Comprehensive Income for the Period	349,981	563,437	125,964	180,545
4.03.02	Minority Interest	349,981	563,437	125,964	180,545

CONSOLIDATED CASH FLOW STATEMENTS - INDIRECT METHOD
(in thousands of Reais)

Account Code	Account Description	Year-to-Date - current year 01/01/2011 to 06/30/2011	Year-to-Date - current year 01/01/2010 to 06/30/2010
6.01	Net cash and cash equivalents generated (used) by operating activities	575,606	704,141
6.01.01	Cash and cash equivalents generated by operating activities	2,357,175	2,200,106
6.01.01.01	Earnings before income tax (EBIT)	802,535	276,218
6.01.01.02	Depreciation and amortization	1,291,652	1,551,115
6.01.01.04	Actuarial obligation	(126)	(126)
6.01.01.05	Loss and disposal of fixed assets	8,633	16,614
6.01.01.06	Interest on ARO	(632)	(591)
6.01.01.07	Provision for contingencies	69,637	43,374
6.01.01.08	Monetary fluctuation on escrow deposits and contingencies	(18,342)	1,188
6.01.01.09	Interest and monetary and exchange variation on loans	173,813	204,124
6.01.01.10	Interest on marketable securities	(89,219)	(66,939)
6.01.01.11	Other financial adjustments	10,971	(7,956)
6.01.01.12	Allowance for doubtful accounts	108,253	183,085
6.01.02	Variations in assets and liabilities	(1,781,569)	(1,495,965)
6.01.02.01	Accounts receivable	(302,063)	(321,159)
6.01.02.02	Taxes and contributions recoverable	(196,164)	(25,139)
6.01.02.03	Inventories	(119,736)	178,493
6.01.02.04	Prepaid expenses	(413,183)	(304,759)
6.01.02.05	Deferred Income and Social Contribution Taxes - Asset	106,167	44,461
6.01.02.06	Escrow deposits	(131,471)	(102,395)
6.01.02.07	Other current and non-current assets	8,778	121
6.01.02.08	Labor obligations	9,404	105
6.01.02.09	Suppliers	(547,108)	(865,571)
6.01.02.10	Taxes, fees and Contributions payable	(73,258)	(10,391)
6.01.02.11	Deferred Income and Social Contribution Taxes - Liabilities	(95,794)	(44,462)
6.01.02.12	Provision for contingencies	(80,824)	(47,616)
6.01.02.13	Authorizations payable	58,526	-
6.01.02.14	Others	(4,843)	(20,027)
6.02	Net cash and cash equivalents generated (used) by investment activities	(913,914)	(1,005,890)
6.02.01	Marketable securities	102,662	196,553
6.02.02	Additions to property plant and equipment and intangibles	(1,013,945)	(1,209,753)
6.02.04	Others	(2,631)	731
6.03	Net cash and cash equivalents generated (used) by financing activities	(740,748)	(424,304)
6.03.01	New loans	304,453	233,347
6.03.02	Loans amortization	(525,471)	(438,841)
6.03.03	Dividends payable	(486,235)	(200,941)
6.03.04	Operations with derivatives	(33,495)	(17,869)
6.05	Increase (decrease) on cash and cash equivalents	(1,079,056)	(726,053)
6.05.01	Beginning cash and cash equivalents balance	2,376,232	2,413,024
6.05.02	Ending cash and cash equivalents balance	1,297,176	1,686,971

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY FROM 01/01/2011 a 06/30/2011
(in thousands of Reais)

Account Code	Account Description	Capital	Capital Reserves	Revenues Reserves	Retained Earnings (Losses)	Other Earnings (Losses)	TOTAL SHAREHOLDERS' EQUITY	Minority Interest	Consolidated SHAREHOLDERS' EQUITY
5.01	Beginning balance	8,149,096	396,129	1,755,584	-	-	10,300,809	-	10,300,809
5.03	Prior year adjusted	8,149,096	396,129	1,755,584	-	-	10,300,809	-	10,300,809
5.05	Profit (Loss) for the Period	-	-	-	563,437	-	563,437	-	563,437
5.05.01	Profit (Loss) for the Period	-	-	-	563,437	-	563,437	-	563,437
5.07	Ending balance	8,149,096	396,129	1,755,584	563,437	-	10,864,246	-	10,864,246

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY FROM 01/01/2010 a 06/30/2010
(in thousands of Reais)

Account Code	Account Description	Capital	Capital Reserves	Revenues Reserves	Retained Earnings (Losses)	Other Earnings (Losses)	TOTAL SHAREHOLDERS' EQUITY	Minority Interest	Consolidated SHAREHOLDERS' EQUITY
5.01	Beginning balance	8,149,096	396,129	158,049	(125,914)	-	8,577,360	-	8,577,360
5.03	Prior year adjusted	8,149,096	396,129	158,049	(125,914)	-	8,577,360	-	8,577,360
5.05	Profit (Loss) for the Period	-	-	-	180,545	-	180,545	-	180,545
5.05.01	Profit (Loss) for the Period	-	-	-	180,545	-	180,545	-	180,545
5.07	Ending balance	8,149,096	396,129	158,049	54,631	-	8,757,905	-	8,757,905

CONSOLIDATED STATEMENT OF ADDED VALUE
(in thousands of Reais)

Account Code	Account Description	Year-to-Date - current year 01/01/2011 to 06/30/2011	Year-to-date - prior year 01/01/2010 to 06/30/2010
7.01	Revenues	10,470,766	8,809,872
7.01.01	Net Operating Revenues from Goods Sold and/or Services Rendered	10,579,019	8,992,957
7.01.04	Provision/Reversal for doubtful debts	(108,253)	(183,085)
7.02	Raw Material Acquired from Third Parties	(4,671,128)	(3,809,586)
7.02.01	Cost of Goods Sold and/or Services Rendered	(3,024,314)	(2,301,081)
7.02.02	Material, Energy, Services and Others	(1,646,814)	(1,508,505)
7.03	Gross Added Value	5,799,638	5,000,286
7.04	Retentions	(1,291,652)	(1,551,115)
7.04.01	Depreciation and Amortization	(1,291,652)	(1,551,115)
7.05	Net Added Value Produced	4,507,986	3,449,171
7.06	Added Value Received from Transfers	270,716	452,090
7.06.02	Financial Revenues	270,716	452,090
7.07	Total Added Value to Share	4,778,702	3,901,261
7.08	Sharing Added Value	4,778,702	3,901,261
7.08.01	Labor	253,496	246,803
7.08.01.01	Cost of Working	170,403	169,473
7.08.01.02	Benefits	65,015	59,730
7.08.01.03	F.G.T.S.	16,751	15,484
7.08.01.04	Others	1,327	2,116
7.08.02	Taxes, Fees and Contributions	3,440,898	2,742,219
7.08.02.01	Federal	1,304,378	956,646
7.08.02.02	Intrastate	2,129,047	1,780,580
7.08.02.03	Municipal	7,473	4,993
7.08.03	Earnings - Borrowed Capital	520,871	731,694
7.08.03.01	Interest	342,849	578,908
7.08.03.02	Rentals	178,022	152,786
7.08.04	Earnings - Owned Capital	563,437	180,545
7.08.04.03	Retained Earnings (Losses)	563,437	180,545

TIM PARTICIPAÇÕES S.A.

NOTES TO QUARTERLY INFORMATION
As of June 30, 2011
(In thousands of *Reais*, unless otherwise indicated)

1. Operations

TIM Participações S.A. ("TIM Participações" or "Company" or "Group") is a publicly-held company with its principal place of business in the city of Rio de Janeiro controlled by TIM Brasil Serviços e Participações S.A. ("TIM Brasil") - a company of the Telecom Itália Group, which owns 77.15% of its voting capital and 66.28% of its total capital. Currently, the Company is undergoing a reform on their social status, for their inclusion in the "New Market" on BM&F/Bovespa. For details, see note 46.

The Company's shares are traded on BM&F/Bovespa. Additionally, TIM Participações has Level II American Depositary Receipts (ADR) traded on the New York Stock Exchange - USA. Consequently, the Company is also subject to the rules of the U.S. Securities and Exchange Commission ("SEC") and, to meet market needs, adopts the principle of simultaneous disclosure of financial information prepared in accordance with accounting practices adopted in Brazil and in accordance with IFRS, in the two markets, in *Reais* and in Portuguese and English.

The Company's main purpose is to control companies which offer telecommunications services, especially personal mobile and land line telephone services in its concession areas.

The Company owns the entire share capital of TIM Celular S.A. ("TIM Celular") and of Intelig Telecomunicações Ltda. ("Intelig"). TIM Celular and Intelig act as providers of Landline Telephone Services (locally, STFC) in the Local, Domestic Long Distance and International Long Distance modes, in addition to the Multimedia Communication Service (SCM) in all Brazilian states. Additionally, TIM Celular provides Personal Mobile Service (locally, SMP) provider in all Brazilian states.

Licenses for radio frequency use for providing SMP services maintained by the Company are for a fixed period and have the following expiration dates, with possibility of renewal for a further 15 (fifteen) years, as appropriate:

NOTES TO QUARTERLY INFORMATION
(in thousands of Reais)

Terms of authorization	Expiration Date	
	Radio Frequencies 800MHz, 900 MHz and 1,800 MHz	Radio Frequencies 1900 and 2100 MHz (3G)
1. Amapá, Roraima, Pará, Amazonas, Maranhão, Rio de Janeiro and Espírito Santo	March, 2016	April, 2023
2. Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Distrito Federal, Goiás, Rio Grande do Sul (except municipality of Pelotas and region) and municipalities of Londrina and Tamarana in Paraná	March, 2016	April, 2023
3. São Paulo	March, 2016	April, 2023
4. Paraná (except municipalities of Londrina and Tamarana)	September, 2022	April, 2023
5. Santa Catarina	September, 2023	April, 2023
6. Municipality and region of Pelotas in Rio Grande do Sul	April, 2024	April, 2023
7. Pernambuco	May, 2024	April, 2023
8. Ceará	November, 2023	April, 2023
9. Paraíba	December, 2023	April, 2023
10. Rio Grande do Norte	December, 2023	April, 2023
11. Alagoas	December, 2023	April, 2023
12. Piauí	March, 2024	April, 2023
13. Minas Gerais (except the municipalities of the Triângulo Mineiro region for 3G radio frequencies)	April, 2013	April, 2023
14. Bahia and Sergipe	August, 2012	April, 2023

NOTES TO QUARTERLY INFORMATION
(in thousands of Reais)

2. Basis for preparation and submission of Quarterly Information

a. Preparation and disclosure criteria

The accounting policies applied in preparing this consolidated quarterly information are set forth below. These policies have been applied consistently in all the periods presented.

The Company's consolidated quarterly information has been prepared and is presented in accordance with *Comitê de Pronunciamentos Contábeis – CPC 21 – Demonstrações Intermediárias* that is equivalent to International Accounting Standars (IAS) 34 – Interim Financial Information.

The financial statements were prepared taking historical cost as the value basis, and derivative instruments are measured at fair value through income.

The preparation of the quarterly statements in accordance with the IFRS requires the use of certain critical accounting estimates and also the exercise of judgment by the Company's management in the process of applying the Company's accounting policies. Those areas that require a higher level of judgment and have greater complexity, as well as areas where assumptions and estimates are significant for the consolidated quarterly information, are disclosed in Note 4.

a.1. Presentation of Quarterly Information

This quarterly information was approved by the Board of Directors of the Company on August 2, 2011.

a.2. Consolidated Quarterly Information

Subsidiaries are all entities whose financial and operating policies can be controlled by the Group and in which there is usually a shareholding of more than half of voting rights. The existence and effect of potential voting rights, that are currently exercisable or convertible, are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company and are no longer consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured as the fair value of assets offered, equity instruments (eg.: shares) issued and liabilities incurred or assumed at the date of exchange. Identifiable assets acquired, contingencies and liabilities assumed in a business combination are initially measured at their fair value at the acquisition date, irrespective of the proportion of any minority interest. The excess of acquisition cost that exceeds the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of net assets of the subsidiary acquired, the difference

(in thousands of Reais)

is recognized directly in the income statement.

Transactions between Group companies, as well as balances and unrealized gains and losses from these transactions, have been eliminated. The accounting policies of subsidiaries have been adjusted to ensure consistency with the accounting policies adopted by the Group.

The reconciliation of differences between the Company and consolidated results are as follows:

	06/2011	06/2010
Parent company	**563,033**	**186,196**
Elimination of services between subsidiaries	404	(5,651)
Consolidated	**563,437**	**180,545**

a.3. Individual quarterly information of the parent company

The individual quarterly information has been prepared in accordance with accounting practices adopted in Brazil ("BRGAAP"), which are based on the Brazilian Corporate Law and on accounting rules and procedures established by the Brazilian Securities Commission ("CVM"), which include new provisions introduced, amended and revoked by Law No. 11,638, of December 28, 2007, and Law No. 11941, of May 27, 2009, affecting the standards applicable to concessionaires and authorized providers of public telecommunications services and on pronouncements issued by the Committee on Accounting Pronouncements - CPC.

The pronouncements, interpretations and guidelines of the CPC, approved by CFC resolutions and CVM rules are convergent with IFRS issued by the IASB. Some adjustments were performed in the individual quarterly information with the aim of aligning and aligning them with consolidated quarterly information under IFRS, as required by the CVM Resolution No. 610/09 (CPC 43 - Initial Adoption of Technical Pronouncements). Thus, the individual financial statements do not show differences in accounting practices in relation to the consolidated statements.

In the individual quarterly information, subsidiaries are accounted for by the equity method. In the case of the Company, the accounting practices adopted in Brazil and applied to the individual quarterly information differ from the IFRS applicable to separate quarterly statements only with respect to the valuation of investments in subsidiaries on the equity method, while IFRS would require them to be recorded at cost or fair value.

a.4. Information by segment

The chief operating decision maker, responsible for allocation of funds and performance evaluation of the operational segments, is the Executive Board, also responsible for making strategic decisions for the Group, which analyzes the Group as a single mobile telephony segment, which represents over 90% of Company operations.

3. Summary of significant accounting policies

The accounting practices presented below are equally applicable to the quarterly information of the parent company (BRGAAP) and the consolidated statements (BRGAAP/IFRS).

a. Cash and cash equivalents

Cash and cash equivalents include cash, bank deposits, other short-term high liquidity investments, with original maturities of three months or less, and cash overdraft accounts.

b. Financial investments

Financial investments have maturities greater than three months from the balance sheet date and are recorded at fair value as current and non-current assets at the balance sheet date.

c. Financial assets and liabilities

c.1 Financial Assets

c.1.1 Classification

The Group classifies its financial assets in the following categories: measured at fair value through income and loans and receivables. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

(a) Financial assets valued at fair value through income

Financial assets measured at fair value through income are financial assets held for trading. A financial asset is classified in this category if it was acquired primarily for sale in the short term. Derivatives are also categorized as held for trading. These assets are classified as current assets. The Company does not use hedge accounting.

(b) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable pay-

ments, and not quoted in an active market. They are included in current assets, except those with maturities greater than 12 months after the date of issue of the balance sheet (which are classified as non-current assets). Loans and receivables include "accounts receivable from clients and other receivables".

c.1.2 Recognition and measurement

The normal purchases and sales of financial assets are recognized on the trade date - the date on which the Company undertakes to buy or sell the asset. Investments are initially recognized at fair value plus transaction costs for all financial assets not measured at fair value through income. Financial assets measured at fair value through income are, initially, recognized at fair value, and transaction costs are charged to the income statement. Financial assets are written off when the rights to receive cash flows from the investments have expired or have been transferred; in the latter case, provided that the Company has transferred, substantially, all risks and benefits of ownership. Financial assets measured at fair value through income are subsequently carried at fair value. Loans and receivables are carried at amortized cost using the effective interest rate method.

Gains or losses arising from changes in fair value of financial assets measured at fair value through income are presented in the income statement in "other gains (losses), net" in the period in which they occur. Dividend revenues from financial assets measured at fair value through income are included in the income statement as part of other income, once the right of the Group to receive dividends has been established.

The fair values of investments with publicly quoted prices are based on current purchase price. If the market for a financial asset (and securities not registered on the Stock Exchange) is not active, the Company establishes fair value by using valuation techniques. These techniques include the use of recent transactions with third parties, reference to other instruments that are substantially similar, analysis of discounted cash flow models and option pricing models which make maximum use of information generated by the market and depend on the minimum possible information generated by management of the entity itself.

c.1.3 Offsetting financial instruments

Financial assets and liabilities are offset and the net amount is reported on the balance sheet when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle them on a net basis or realize the asset and settle the liability simultaneously.

c.1.4 Impairment of financial assets

Assets measured at amortized cost

The Company evaluates at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. An asset or group of

financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events occurring after the initial recognition of the assets (a "loss event") and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be estimated reliably.

The criteria which the Company uses to determine whether there is objective evidence of an impairment loss include:

- Significant financial difficulties of the issuer or borrower;
- A breach of contract such as default or late payment of interest or principal;
- The Company, for economic or legal reasons relating to the financial difficulty of the borrower, grants the borrower a concession that the lender would not consider;
- It is likely that the borrower will declare bankruptcy or other financial reorganization;
- The disappearance of an active market for that financial asset because of financial difficulties, or
- Observable data indicating that there is a measurable reduction in the estimated future cash flows from a portfolio of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the portfolio, including:

(i) adverse changes in the payment status of borrowers in the portfolio;
(ii) national or local economic conditions that correlate with defaults on assets in the portfolio.

The Company assesses, first, whether there is objective evidence of impairment.

The loss amount is measured as the difference between the book value of the assets and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the applicable original interest rate of the financial assets. The book value of the asset is reduced and the loss value is recognized in the consolidated income statement. If a loan or investment held to maturity has a variable interest rate, the discount rate to measure an impairment loss is the current effective interest rate determined in accordance with the contract. As a practical expedient, the Company may measure impairment based on fair value of an instrument using an observable market price.

If, in a subsequent period, the value of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment being recognized (such as an improvement in the borrower's creditworthiness), the reversal of the previously recognized impairment loss will be recognized in the consolidated income statement.

c.2 Financial liabilities

The main financial liabilities recognized by the Company and its subsidiaries are: supplier accounts payable, unrealized losses on derivative transactions and loans and financing. They are classified into the categories below according to the nature of the financial in-

struments contracted:

Financial liabilities measured at fair value through income, including financial liabilities usually negotiated before maturity, liabilities designated upon initial recognition at fair value through income and derivatives. At each balance sheet date they are measured at fair value. Interest, monetary restatement, exchange rate variations and variations arising from measurement at fair value, if any, are recognized in income when incurred in the line of financial revenues or expenses. This category is composed basically of derivative financial instruments

Financial liabilities not measured at fair value: non-derivative financial liabilities that are not usually traded before maturity. After initial recognition, they are measured at amortized cost using the method of effective interest rate. Interest, monetary correction, exchange rate variations and variations arising from measurement at fair value, if any, are recognized in income when incurred in the line of financial revenues or expenses.

d. Accounts receivable

Accounts receivable from users of telecommunications services are recorded at the price charged at the time of service performance. It also includes services provided and not billed by the balance sheet date, receivables from network use (interconnect) and receivables arising from sales of handsets and accessories.

e. Inventories

Inventories are stated at average acquisition cost. A provision is recognized to adjust the cost of handsets and accessories to net realizable value.

f. Prepaid expenses

These are stated at actual amounts disbursed and not yet incurred. They are allocated to income as incurred.

g. Investments

Equity interests in subsidiaries are accounted for by the equity method only in the parent company quarterly information.

h. Property, plant and equipment

Property, plant and equipment are stated at acquisition or construction cost, less accumulated depreciation, and impairment if applicable. Depreciation is calculated by the straight line method, over terms that take into account the expected useful lives of assets and their residual value (note 16). The Company recognizes its assets by individual item.

The estimated costs of disassembling towers and equipment in rented properties are capitalized and amortized over the useful life of these assets. The Company recognizes as a provision for future asset retirement the present value of estimated costs to be incurred for the disassembly and removal of cell phone towers and equipment in rented buildings. The contra entry of this provision is recognized in property, plant and equipment, and depreciation is calculated on the useful lives of the related assets. Interest incurred on updating the provision is classified as financial expenses. The accounting for this obligation follows ICPC 12 - Changes in liabilities for decommissioning, restoration and other similar liabilities (equivalent to IFRIC 1).

Gains and losses from disposals are determined by comparing the results with the carrying value and are recognized in "Other revenues/expenses, net" in the income statement.

i. Intangible assets

Intangible assets are measured at historical cost less accumulated amortization and impairment, if applicable, and reflect: (i) the purchase of licenses and rights to use radio frequency bands, (ii) software in use and/or development, and (iii) subsidies on the sale of handsets and mini modems. They also include goodwill.

Amortization charges are calculated by the straight-line method over the useful life of assets, equal to fifteen years for radio frequency bands, five years for software and fifteen years for licenses.

The useful life estimates of intangible assets are reviewed regularly to reflect technological changes.

Goodwill

Goodwill is represented by the positive difference between the amount paid or payable and the net fair value of assets and liabilities of the acquired entity. Goodwill from acquisitions of subsidiaries is recorded as "intangible assets". If the purchaser identifies negative goodwill, it should be recorded as a gain in the income statement for the period, at the date of acquisition. Goodwill is tested annually to identify probable impairment and accounted for at its cost value less accumulated impairment losses, which are not reversed. Gains and losses from the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to the Cash Generating Units (CGUs) for purposes of impairment testing. The allocation is made to the Cash Generating Units or groups of Cash Generating Units that should benefit from the business combination from which the goodwill arose, properly segregated by operating segment.

Software

The costs associated with maintaining software are recognized as expenses, as incurred. Identifiable and unique development costs that are directly attributable to the design and

testing of software products, controlled by the Group, are recognized as intangible assets when the following criteria are met:

- it is technically feasible to complete the software to make it available for use;
- management plans to complete the software and use it or sell it;
- the software can be sold or used;
- the software will generate probable future economic benefits, that can be demonstrated;
- technical, financial and other resources are available to conclude development and use or sell the software, and
- the expenditure attributable to the software during its development can be measured reliably.

Directly attributable costs, which are capitalized as part of the software product, include costs with employees allocated to software development and an appropriate share of relevant direct expenses.

Other development expenditures that do not meet these criteria are recognized as expense as incurred. Development costs previously recognized as an expense are not recognized as assets in the subsequent period.

Software development costs recognized as assets are amortized over their estimated useful lives,

Subsidies on the sale of handsets and mini modems

The Company offers a subsidy on the sale of handsets and mini modems to postpaid customers, formalized through contracts. Resources thus expended are recorded as intangible assets in accordance with IAS 38/CPC 04.

The subsidy on the sale of handsets and mini modems to postpaid subscribers is deferred and amortized over the minimum service agreement term signed by clients (12 months). The contractual penalty for customers who cancel subscriptions or migrate to a pre-paid subscription before the expiration of the contract is invariably higher than the allowance granted on the sale of handsets and mini modems.

j. Impairment of non-financial assets

Assets that have an indefinite life, such as goodwill, are not subject to amortization and are tested at least annually for impairment. Assets subject to amortization are tested for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. An impairment loss is recognized at the amount by which the car-

rying value of the asset exceeds its recoverable value. The latter is the higher between the fair value of an asset less costs to sell and the value in use. For purposes of impairment assessment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (Cash Generating Units - CGUs). Non-financial assets, except goodwill, which have been impaired, are reviewed to verify a possible reversal of impairment on the date of reporting.

k. Accounts payable to suppliers

Accounts payable to suppliers are obligations to pay for goods or services that were purchased from suppliers in the ordinary course of business and are classified as current liabilities if the payment is due in the period up to one year. They are initially recognized at fair value and subsequently measured at amortized cost using the effective interest rate method. In practice, they are usually recognized at invoice value.

l. Loans and financing

Loans and financing are initially recognized at fair value, net of transaction costs incurred and are subsequently stated at amortized cost. Any difference between the amounts raised (net of transaction costs) and the redemption amount is recognized in the income statement during the loan period, using the effective interest rate method.

Fees paid to obtain the loan are recognized as loan transaction costs, since it is likely that some or all of the loan will be drawn. In this case, the fee is deferred until the drawing occurs. When there is no evidence of the likelihood of withdrawal of all or part of the loan, the fee is capitalized as a prepaid liquidity service and amortized over the loan period to which it relates.

Loans are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

m. Provisions

Recognized in the balance sheet when the Company has a legal or agreed obligation as a result of a past event, and it is probable that an outflow will be required to settle it. Some liabilities, involving uncertainty concerning the timing and amount, are estimated as they are incurred and recorded as a provision. Provisions are recorded based on the best estimates of risk involved.

n. Income and social contribution taxes - current and deferred

Tax expenses for the period includes current and deferred income and social contribution taxes and are recognized in the income statement. Income and social contribution taxes were not recognized in the comprehensive income statement.

The current income and social contribution tax charges are calculated based on the tax

(in thousands of Reais)

laws enacted or substantially enacted at the balance sheet date. Management periodically reviews the positions taken by the Company in income tax returns with respect to situations in which applicable tax regulations give rise to interpretations. Provisions are set up, where appropriate, based on the amounts that should be paid to the tax authorities.

Income and social contribution taxes are recognized on temporary differences arising from differences between the tax bases of assets and liabilities and their carrying values in the consolidated quarterly information. Deferred income tax is determined using enacted tax rates (and tax laws), or those substantially enacted, at the balance sheet date, and which should be applied when the respective deferred income tax asset is realized or when the deferred income tax liability is settled.

Deferred income and social contribution tax assets are recognized only in proportion to the probability that future taxable income and the basis of social contributions will be available and against which the temporary differences may be used.

Deferred income and social contribution taxes are recognized on the temporary differences arising from investments in subsidiaries, except where the timing of the reversal of temporary differences is controlled by the Group, provided it is probable that the temporary difference will not be reversed in the foreseeable future.
Deferred income and social contribution tax assets and liabilities are offset when there is a legally enforceable right to offset current tax credits against current tax liabilities and when the deferred income and social contribution tax assets and liabilities relate to income and social contribution taxes of the same tax authority on the same taxable entity or on different taxable entities where there is an intention to settle balances on a net basis.

TIM Celular, through Constitutive Reports 0144/2003 and 0232/2003, issued on March 31, 2003 by ADENE - Northeast Development Agency, became the beneficiary of tax incentives which constitute: (i) reduction of 75% of income tax and additional non-refundable taxes for a period of ten (10) years from fiscal year 2002 through 2011, calculated on operating income resulting from implementation of its installed capacity to provide digital cellular mobile telephony services and (ii) reduction of 37.5%, 25% and 12.5% of income tax and additional non-refundable taxes, for fiscal years 2003, 2004 to 2008 and 2009 to 2013, respectively, calculated on operational income arising from its capacity to provide analog mobile telephone services.

o. Provision for contingencies

This is set up based on analyses of internal and external legal consultants, and Company management in amounts sufficient to cover losses and risks considered probable, with possible losses subject to disclosure and improbable losses not disclosed.

p. Revenue recognition

Revenues from mobile telephone services basically comprise monthly subscriptions, use of minutes, roaming charges and long distance calls and are recognized to the extent that

it is probable that economic benefits will flow to the Company and their value can be measured reliably.

- Revenues from services rendered

Revenues mobile telephone services are recognized based on usage minutes processed, net of credits and adjustments related to discounts granted on services. These revenues are recognized only when the income from services rendered can be estimated reliably. Billings are recognized monthly and billable revenues between the billing date and the end of the month are identified, processed and recognized in the month in which the service was rendered.

Interconnection and roaming traffic revenues are recorded gross of the amounts owed to other telecom operators. Revenues from services of the prepaid system are recognized when the services are provided to customers based on minutes used. The minutes not used by customers in the prepaid service system are recorded as deferred revenues and allocated to income when these services are used by customers.

- Revenues from product sales

Revenues from product sales (telephones, mini-modems and other equipment) are recognized when the significant risks and benefits of ownership are transferred to the buyer. A portion of these sales relates to contracts with a minimum 12-month contractual period and include an early termination penalty. For these contracts, the subsidized equipment acquisition cost is capitalized in "Intangible Assets".

q. Pension and other post-employment benefits

The Company and its subsidiaries have defined benefit plans in place. In general, defined benefit plans establish a retirement benefit amount that an employee will receive upon retirement, usually dependent on one or more factors such as age, length of service and remuneration.

The liability recognized in the balance sheet with respect to defined benefit pension plans is the present value of the defined benefit liability at the balance sheet date, less the fair value of plan assets, and past service cost adjustments are not recognized. The defined benefit obligation is calculated annually by independent actuaries, using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting estimated future cash outflows, using interest rates consistent with market yields, which are denominated in the currency in which benefits will be paid and which have maturities close to those of the respective pension plan liability.

The actuarial gains and losses resulting from adjustments based on experience and changes in actuarial assumptions, which exceed 10% of the value of plan assets, or 10% of plan liabilities, are charged or credited to income in the expected remaining period of service of the employees.

Past service costs are recognized immediately in income, unless the changes to the pension plan are conditional upon employees remaining in employment for a specific time period (the period in which the right is acquired). In this case, past service costs are amortized by the straight-line method over the period in which the right was acquired.

r. Foreign currency transactions

Foreign currency transactions are recognized at the exchange rate of the transaction date. Monetary assets and liabilities in foreign currencies are converted to R$ at the exchange rate on the balance sheet date, informed by the Central Bank of Brazil.

Foreign exchange gains and losses related to loans and cash and cash equivalents are presented in the income statement as financial revenues or expenses. All other exchange gains and losses are presented in the income statement as "Financial income (losses)".

s. Profit sharing

The Company and its subsidiaries accrue on a monthly basis employee profit sharing based on goals disclosed to its employees and approved by the Board of Directors, and such amounts are recorded as personnel expenses, allocated to the income accounts in accordance with the employee's original cost center.

t. Distribution of dividends

The distribution of dividends to shareholders is stated as a liability in the balance sheet at the end of the year, based on the Company's bylaws. Any amount exceeding the minimum dividend provided for in the bylaws is provisioned on the date of its approval by the Shareholders' Meeting.

u. New pronouncements, changes and IFRS interpretations

The following standards and changes in existing standards have been issued, and their use is mandatory for the Group's accounting periods beginning January 1, 2011, or subsequent periods. However, such standards and changes in standards were not subject to early adoption by the Group.

- IFRS 9, "Financial instruments", issued in November 2009. This standard is the first step in the process to replace IAS 39 "Financial Instruments: Recognition and Measurement". IFRS 9 includes a new requirement regarding the classification and measurement of the financial assets, which shall probably affect the Group's accounting for financial assets. This standard shall come into force as of January 1, 2013, but it is already available for early adoption.

4 Critical accounting estimates

Accounting estimates and decisions are continuously evaluated, and they are based on our historical experience and factors such as expectations of future events deemed reasonable considering the circumstances.

The Company's future estimates are based on assumptions. By definition, the accounting estimates resulting from such assumptions rarely equal the actual outcome. Below are the estimates and assumptions that include significant risk and may probably result in relevant adjustments in the book value of assets and liabilities for the next fiscal year:

(a) Loss from impairment of non-financial assets

Losses from impairment take place when the book value of assets or cash generating units exceeds their recoverable value, which is considered as the fair value less selling costs, or the value in use, whichever is greater. The calculation of the fair value less selling costs is based on the information available from sale transactions involving similar assets or market prices less the additional costs incurred to dispose of such assets. The value in use is based on the discounted cash flow model. Cash flows derive from the budget for the next ten years, and do not include any reorganization activity to which the company has not yet committed, nor any material future investments aimed at improving the base of assets of the cash generating unit being tested. The recoverable value changes in accordance with the discount rates used in the discounted cash flow method, as well as with expected cash receipts and the growth rate used for extrapolation purposes.

(b) Income and social contribution taxes (current and deferred)

Income and social contribution taxes (current and deferred) are calculated in accordance with prudent interpretations of the regulations currently in force. This process normally includes complex estimates in order to define the taxable income and temporary differences that are deductible or taxable. In particular, deferred tax assets on income tax losses, social contribution losses, and temporary differences are particularly recognized according to the expected availability and possible use of the actual profit in the future. Together, the recoverability of the deferred income tax on tax losses, social contribution losses, and temporary differences takes into account estimates of future taxable income and is based on conservative tax assumptions.

(c) Provision for doubtful debts

The provision for doubtful accounts is shown as a reduction from accounts receivable and is recorded based on the customer portfolio profile, the aging of past due accounts, the economic scenario and the risks involved in each case. The provision amount is considered sufficient to cover potential losses on receivables.

(d) Provision for contingencies

NOTES TO QUARTERLY INFORMATION
(in thousands of Reais)

Contingencies are analyzed by the Company's management and legal advisors. The Company's analyses take into account factors such as the hierarchy of laws, case law available, recent court decisions and their relevance in the legal order. Such reviews involve management judgment.

(e) Fair value of financial instruments

For disclosure purposes, the fair value of financial assets and liabilities is estimated based on discounting future cash flows at the interest rate currently in force and available for similar financial instruments of the Company.

The Company uses the change in IFRS 7 for financial instruments measured at the fair value in the balance sheet, which requires the disclosure of measurements in accordance with the following measurement hierarchy:

- Prices quoted (not adjusted) on active markets for identical assets and liabilities (level 1).
- Information, other than the prices quoted, included in level 1 and adopted by the market for a given asset or liability in a direct (that is, as prices) or indirect (deriving from prices) manner (level 2).
- Insertions for assets or liabilities that are not based on market data (that is, non-observable data) (level 3).

5 Cash and cash equivalents

	Parent Company		Consolidated	
	06/2011	**12/2010**	**06/2011**	**12/2010**
Cash and banks	1,198	240	111,541	104,024
Financial investments:				
CDB	42,083	5,776	1,185,635	2,272,208
	43,281	6,016	1,297,176	2,376,232

Bank Deposit Certificates ("CDBs") are nominative instruments issued by banks and sold to the public as a means of raising funds and can be traded at any time during the contracted period.

NOTES TO QUARTERLY INFORMATION
(in thousands of Reais)

6 Financial investments

	Parent Company		Consolidated	
	06/2010	12/2010	06/2010	12/2010
CDB	117	117	18,426	31,561
Federal public securities		308		308
	117	425	18,426	31,869
Current portion	(19)	(9)	(2,492)	(18,177)
Long-term portion	98	416	15,934	13,692

The average return on the company's consolidated investments was 100.98% of the Interbank Deposit Certificate (CDI) variation.
These investments are redeemable at any time, with no significant loss of recorded earnings, except in the case of long-term investments earmarked in connection with legal actions.

7 Accounts receivable

	Consolidated	
	06/2011	12/2010
Billed services	1,002,435	887,138
Unbilled services	621,907	624,962
Network use	626,896	596,166
Sale of goods	1,079,734	935,105
Other accounts receivable	39,581	110,895
	3,370,553	3,154,266
Provision for doubtful debts	(371,386)	(369,043)
	2,999,167	2,785,223
Current portion	(2,951,482)	(2,748,411)
Long-term portion	47,685	36,812

Variation in the provision for doubtful debts is as follows:

	Consolidated	
	06/2011	12/2010
Initial balance	369,043	408,606
Provision recording	108,253	310,497
Provision write-offs	(105,910)	(350,060)

(in thousands of Reais)

Final balance	371,386	369,043

The fair values of accounts receivable are recorded as follows:

	Consolidated	
	06/2011	12/2010
Telephone services	2,959,586	2,674,328
Other accounts receivable	39,581	110,895
	2,999,167	2,785,233

The aging of the accounts receivable is recorded as follows:

	Consolidated	
	06/2011	12/2010
To become due	2,522,205	2,237,402
Past due for up to 30 days	140,911	160,621
Past due for up to 60 days	51,515	58,678
Past due for up to 90 days	243,510	343,810
Past due for more than 90 days	412,412	353,755
	3,370,533	3,154,266

8 Inventories

	Consolidated	
	06/2011	12/2010
Cell phone sets	311,293	205,381
Accessories and pre-paid cards	11,782	12,887
TIM chips	37,519	21,516
	360,594	239,784
Provision for adjustment to realization amount	(12,204)	(11,130)
	348,390	228,654

9 Indirect taxes and contributions recoverable

	Parent Company		Consolidated	
	06/2011	12/2010	06/2011	12/2010
ICMS			839,976	679,350
Other	2	1	5,011	2,797

(in thousands of Reais)

	2	1	844,987	682,147
Current portion	(2)	(1)	(592,050)	(494,036)
Long-term portion			252,937	188,111

The long-term portion basically refers to ICMS on the subsidiaries' property, plant and equipment items.

10 Direct taxes and contributions recoverable

	Parent Company		Consolidated	
	06/2011	**12/2010**	**06/2011**	**12/2010**
Income and social contribution taxes	8,647	8,375	292,966	262,647
PIS/COFINS			232,906	211,255
Other		377	13,987	27,393
	8,647	8,752	539,859	501,295
Current portion	(38)	(380)	(452,940)	(361,929)
Long-term portion	8,609	8,372	86,919	139,366

The Company and TIM Celular have filed suits arguing the alleged unconstitutionality of Law No. 9718/98 regarding the expansion of the basis for calculation of taxes addressed therein, and requesting relief from collection of PIS and COFINS on revenues other than those arising from the Company's sales. However, as no final favorable sentence has been rendered yet, no PIS and COFINS credits have been recorded. According to management, the chances of a favorable ruling for the Companies are probable. The amounts involved are respectively R$6,646 and R$58,245, monetarily restated.

11 Deferred income and social security taxes

Deferred income and social contribution taxes are calculated on income tax losses, social contribution losses and respective temporary differences between the bases for calculation of income and social contribution taxes on assets and liabilities and the book values included in the quarterly financial statements. The rates of said taxes, currently defined for determining said deferred taxes, are 25% for income tax and 9% for social contribution tax.

Deferred income and social contribution tax assets are recognized to the extent to which it is probable that the future taxable income will be available to be used in offsetting the temporary differences, based on projections of future income using internal assumptions and future economic scenarios, which may therefore suffer changes.

NOTES TO QUARTERLY INFORMATION
(in thousands of Reais)

Offsetting amounts are as follows:

	Parent Company		Consolidated	
	06/2011	**12/2010**	**06/2011**	**12/2010**
Tax losses	9,640	8,764	1,576,687	1,669,112
Social contribution losses	3,535	3,220	579,203	600,852
Temporary differences				
Provision for doubtful receivables			126,937	126,003
Derivative transactions			67,279	48,853
Provision for contingencies	1,635	1,397	79,096	84,679
Accelerated depreciation of TDMA equipment			8,920	11,419
Adjustment to present value – 3G licensing			23,689	24,660
Deferred tax on CPC adjustments	53,569	53,569	182,332	193,674
FISTEL court deposit			30,875	19,069
Income and social contribution taxes on the fair value of property, plant and equipment deriving from business combination (note 2c.4)			(80,154)	(83,708)
Other	1,745	1,787	31,878	18,431
	70,124	68,707	2,626,742	8,713,044
Provision for devaluation of tax credits	(70,124)	(68,707)	(1,080,331)	(1,064,020)
			1,546,411	1,649,024
Portion of deferred tax assets			(1,626,565)	(1,732,732)
Portion of deferred tax liabilities			(80,154)	(83,708)

TIM CELULAR

TIM Celular, based on the expectation of generating future taxable income, supported by a technical study approved by Management and reviewed by the fiscal council, recognized tax assets on tax losses, social contribution losses and temporary differences, which do not expire.

Based on this technical study of generation of future taxable profits, TIM Celular estimates recovering these deferred tax assets in the following years:

2011	293,629
2012	274,580
2013	277,114
2014	252,119
2015	244,312
2016 and beyond	284,811
	1,626,565

(in thousands of Reais)

The estimates for recovery of deferred tax assets were based on projections of taxable profits, taking into account various financial and business assumptions considered in the closing of 2010. Consequently, these estimates may not occur in the future, due to the uncertainties inherent to these forecasts.

Intelig

Based on estimates of future taxable income and taking into account the history of tax losses and social contribution losses, our Intelig subsidiary concluded that the recoverability of deferred income tax and social contribution assets is uncertain. As result, the subsidiary did not recognize the respective deferred income tax assets. The amounts of these potential deferred tax assets are R$938,802 as at June 30, 2011 and R$923,907 as at December 31, 2010.

12 Prepaid expenses

	Consolidated	
	06/ 2011	12/2010
FISTEL	347,584	-
Rentals and insurance	43,443	26,930
Advertising not released	41,443	80,293
Prepaid expenses with suppliers	77,019	-
Other	12,082	1,165
	521,571	108,388
Current portion	(432,409)	(93,768)
Long-term portion	89,162	14,620

13 Court deposits

	Parent Company		Consolidated	
	06/2011	12/2010	06/2011	12/2010
Civil	3,686	9,430	135,943	112,175
Labor	18,674	11,304	126,404	103,092
Tax (*)	8	7	267,645	170,148
Regulatory			105	104
	22,368	**20,741**	**530,097**	**385,519**

(*) In April 2008, Federal Law No. 11652 was published related to the payment of the contribution for Development of the Public Radio Service to EBC (*Empresa Brasil de Comunicação*). It is the

(in thousands of Reais)

understanding of the company that this Law is unconstitutional since the contribution instituted lacks the necessary characteristics for the valid creation of any taxes in accordance with the Federal Constitution. An injunction was filed in court to protect the interests of TIM Celular. In March 2010 and March 2011 court deposits were made related to the contribution for 2010 and 2011, in the amounts, respectively, of R$56,086 and R$69,445, totaling R$125,531. In the case of these court deposits, a provision was recorded at this same amount under the item "Indirect taxes and contributions payable", under Long-Term Liabilities. The writ of mandamus is pending a decision from the lower court, and, in the opinion of the Company's internal and external legal counsel, the risk of loss is possible.

14 Other assets

	Parent Company		Consolidated	
	06/2011	12/2010	06/2011	12/2010
Advances to suppliers			48,229	61,403
Advance to employees		2	13,836	4,879
Fiscal incentives			14,542	13,533
Other rights	3,399	1,172	31,782	36,539
	3,399	1,174	108,389	116,354
Current portion	(3,399)	(1,174)	(90,596)	(98,591)
Long-term portion			17,793	17,763

15 Investments – Parent company

(a) Interest in subsidiaries

	06/2011		
	TIM Celular	Intelig	Total
Number of shares held	31,506,833,561	3,279,157,266	
Interest in total capital	100%	100%	
Shareholders' equity	10,027,103	672,569	
Net income (loss) for the period	612,314	(44,803)	567,511
Equity pick-up	612,314	44,803	567,511
Investment amount	10,027,103	672,569	10,699,672
Special goodwill reserve (*)			
Investment amount	10,027,103	672,569	10,699,672

NOTES TO QUARTERLY INFORMATION
(in thousands of Reais)

	12/2010		
	TIM Celular	**Intelig**	**Total**
Number of shares held	31,506,833,561	3,279,157,266	
Interest in total capital	100%	100%	
Shareholders' equity	9,435,865	717,372	
Net income (loss) for the period	2,243,627	(22,356)	2,221,271
Equity pick-up	2,243,627	(22,356)	2,221,271
Investment amount	9,419,984	717,372	10,137,356
Special goodwill reserve	15,881	-	15,881
Investment amount	9,435,865	717,372	10,153,237

(b) Changes in investment in subsidiaries:

	TIM Celular	**Intelig**	**Total**
Balance of investments as of December 31, 2010	9,435,865	717,372	10,153,237
Supplementary dividends from 2010	(20,765)		(20,765)
Equity pick-up	612,314	(44,803)	567,511
Others	(311)		(311)
Balance of investments as of June 30, 2011	10,027,103	672,569	10,699,672

16 Property, Plant and Equipment

(a) Variation in property, plant and equipment

	Consolidated				
	Balance as of December 31, 2010	**Additions**	**Write-offs**	**Transfer**	**Balance as of June 30, 2011**
Cost of property, plant and equipment, gross					
Commutation / transmission equipment	**9,428,829**		(46)	729,376	**10,158,159**
Fiber optic cables	**466,438**			1,761	**468,199**
Loaned hand sets	**1,326,068**		(18,488)	84,610	**1,392,190**
Infrastructure	**2,211,729**			175,579	**2,387,308**
Computer assets	**1,156,631**			51,142	**1,207,773**
General use assets	**457,828**		(385)	15,452	**472,895**
Land	**38,175**			1,070	**39,245**
Construction work in progress	**1,078,304**	475,188		(1,058,990)	**494,502**

NOTES TO QUARTERLY INFORMATION
(in thousands of Reais)

Total property, plant and equipment, gross	**16,164,002**	**475,188**	**(18,919)**		**16,620,271**
Accumulated depreciation					
Commutation / transmission equipment	**(6,619,862)**	(433,422)	15	(60)	**(7,053,329)**
Fiber optic cables	**(30,934)**	(15,662)			**(46,596)**
Loaned hand sets	**(1,112,108)**	(112,007)	10,150		**(1,213,965)**
Infrastructure	**(1,282,715)**	(72,778)			**(1,355,493)**
Computer assets	**(1,029,609)**	(31,192)			**(1,060,801)**
General use assets	**(225,051)**	(21,803)	121	60	**(246,673)**
Total accumulated depreciation	**(10,300,279)**	**(686,864)**	**(10,286)**		**(10,976,857)**
Property, plant and equipment, net					
Commutation / transmission equipment	**2,808,967**	(433,422)	(31)	729,316	**3,104,829**
Fiber optic cables	**435,504**	(15,662)		1,761	**421,604**
Loaned hand sets	**213,960**	(112,007)	(8,338)	84,610	**178,224**
Infrastructure	**929,014**	(72,778)		175,579	**1,031,815**
Computer assets	**127,022**	(31,192)		51,142	**146,972**
General use assets	**232,777**	(21,803)	(264)	15,512	**226,223**
Land	**38,175**			1,070	**39,245**
Construction work in progress	**1,078,304**	475,188		(1,058,990)	**494,502**
Total property, plant and equipment, net	**5,863,723**	**(212,851)**	**(7,458)**		**5,643,414**

(b) Depreciation rates

	Average annual rate %
Commutation / transmission equipment	8 to 14.29
Fiber optic cables	4 to 10
Loaned hand sets	50
Infrastructure	4 to 10
Computer assets	20
General use assets	4 to 10

During 2010, pursuant to ICPC 10, the company and its subsidiaries assessed the useful life applied to their property, plant and equipment, concluding that there was no significant change or alteration to the circumstances in which the estimates had ben based that would justify changes to the useful life currently in use.

Operating technologies

The subsidiaries operate their service network using TDMA, GSM and 3G technologies. As of June 30, 2011, no provision for impairment of property, plant and equipment was deemed necessary.

NOTES TO QUARTERLY INFORMATION
(in thousands of Reais)

17 Intangible assets

The amounts of the authorizations for SMP operation rights and radio frequency licenses, as well as software, goodwill and other items, were recorded as follows:

(a) Variation in intangible assets

	Consolidated			
	Balance as of December 31, 2010	Write-downs	Transfer	Balance as of June 30, 2011
Cost of intangible assets, gross				
Software rights	6,861,798		440,360	7,302,158
Concession licenses	4,266,301		65,028	4,331,329
Subsidies on sales of handsets and mini modems	1,811,580	8,255		1,819,835
Goods and facilities in progress	69,773	530,502	(505,388)	94,887
Goodwill	367,571			367,571
Other assets	33,181			33,181
Intangible assets, gross	13,410,204	538,757		13,948,961
Accumulated amortization				
Software rights	(4,870,255)	(386,650)		(5,256,905)
Concession licenses	(2,246,144)	(151,492)		(2,397,636)
Subsidies on sales of handsets and mini modems	(1,749,030)	(63,617)		(1,812,647)
Other assets	(8,927)	(3,029)		(11,956)
Total accumulated amortization	(8,874,356)	(604,788)		(9,479,144)
Intangible assets, net				
Software rights	1,991,543	(386,650)	440,360	2,045,253
Concession licenses	2,020,157	(151,492)	65,028	1,933,693
Subsidies on sales of handsets and mini modems	62,550	(55,362)		7,188
Goods and facilities in progress	69,773	530,362	505,388	94,887
Goodwill	367,571			367,571
Other assets	24,254	(3,029)		21,225
Intangible assets, net	4,535,848	(66,031)		4,469,817

(in thousands of Reais)

(b) Amortization Rates

	Annual average rate %
Software rights	20
Concession licenses	5 to 20
Other assets	20

Subsidies on the sale of handsets and mini modems are amortized in 12 months.

Impairment test of intangible assets with indefinite useful lives.

At least once a year the Company tests the recoverability of on goodwill based on expectations of future profitability. These calculations are made based on discounted cash flow using the assumptions contained in the company's 10-year industrial plan, growth rates compatible with the market in which the company operates and a discount rate of 10% p.a. The results of these tests revealed no need for accounting provisions.

18 Suppliers

	Parent Company		Consolidated	
	06/2011	12/2010	06/2011	12/2010
Local currency				
Suppliers of materials and services	1,893	1,296	2,168,973	2,679,885
Interconnection (a)			236,623	210,307
Roaming (b)			147	240
Co-billing (c)			60,261	91,870
	1,893	1,296	2,466,004	2,976,302
Foreign currency				
Suppliers of materials and services			42,541	71,994
Roaming (b)			49,385	55,173
			91,926	127,167
Current portion	1,893	1,296	2,557,930	3,103,469

(a) This refers to the use of the networks of other landline and mobile telephone operators, with calls being initiated from the TIM network and ending in the network of other operators.

(b) This refers to calls made by customers outside their registration area, who are therefore considered visitors in the other network.

(c) This refers to calls made by a customer who chooses another long-distance operator.

NOTES TO QUARTERLY INFORMATION
(in thousands of Reais)

19 Loans and financing

Description	Currency	Charges	Maturity date	Guarantees	Consolidated June/2011	Consolidated December/2010
BNDES	URTJLP	URTJLP + 1.72% to 4.8% p.a.	Oct/11 to Jul/18	Surety from TIM Participações and receivables of TIM cellular	1,716,765	1,787,897
BNDES	UMIPCA	UMIPCA + 2.62% p.a.	Jul/17	Surety from TIM Participações and receivables of TIM cellular	178,657	163,339
BNDES (PSI)	R$	4.5% p.a.	Jul/18	Surety from TIM Participações and receivables of TIM cellular	70,0870	70,098
BNB	R$	10% p.a.	Jun/12 to Jan/16	Bank surety and surety of TIM Participações	96,119	118,250
Santander (CCB)	R$	109.6% to 110% of the CDI	Apr/11		205,546	204,957
Santander (Res. 2770)	R$	108.0% of the CDI	Jun/11		150,000	165,901
Banco BNP Paribas	USD	Libor + 2.53% p.a.	Dec/17	Surety of TIM Participações	230,551	244,891
European Investment Bank (EIB)	USD	Libor + 0.57% to 0.673% p.a.	Sept/16 to Jun/17	Bank surety and surety of TIM Participações	452,050	479,337
Total					3,099,775	3,324,670
Current					(669,630)	(957,549)
Non current					2,430,145	2,277,121

The foreign currency loan taken out with Banco BNP Paribas, with a guarantee provided by the SACE group, has restrictive clauses requiring that company has to comply with certain financial indices on a half-yearly basis. Our subsidiary TIM Celular is in compliance with all the required financial indices.

The facilities that TIM Celular has contracted with the BNDES, for the purpose of expanding the mobile telephone network, also have restrictive clauses requiring that company has to comply with certain financial indices on a half-yearly basis. The subsidiary has been complying with all the required financial indices.

The Bank Credit Note (CCB) transactions maturing in April/11 and the Agreement for On-Lending of Funds raised in R$ abroad (Res. 2770) maturing in June/2011, both with Banco Santander Brasil S.A. were renewed at the cost of 108% of the CDI, with a tenor of 18 months.

The Company's subsidiaries entered into swap transactions as protection against devaluation of the *real* currency vis-à-vis foreign currencies and changes in the fair value of their loans, which were pegged to fixed interest rates and the TJLP (long-term interest rate).

(in thousands of Reais)

The long-term portions of loans and financing as of June 30, 2011 mature as follows:

	Consolidated
2012	666,996
2013	389,388
2014	239,428
2015	239,428
2016 onwards	894,905
	2,430,145

The fair values of financial liabilities do not vary significantly from their book values, primarily due to the fact that these instruments were contracted substantially with development banks such as the BNDES. In Brazil there is no market of consolidated long-term debt with the characteristics of the BNDES facilities, which means that the offer of credit of a long-term nature to entities in general is normally provided only by the BNDES and other development banks. These financing facilities have their own characteristics and conditions defined in the financing agreements between independent parties, and reflect the conditions for those types of financing facilities with their own unique characteristics, usually at rates that would be applicable to any entity and adjusted only for the specific credit risk of the entities and the projects involved.

20 Labor obligations

	Parent Company		Consolidated	
	06/2011	12/2010	06/2011	12/2010
Payroll taxes	28	10	32,633	31,522
Salaries and provisions payable			97,105	85,337
Employees' withholding	26	92	4,958	8,433
	54	102	134,696	125,292

(in thousands of Reais)

21 Indirect taxes, fees and contributions payable

	Parent Company		Consolidated	
	06/2011	12/2010	06/2011	12/2010
ICMS			449,585	419,294
ANATEL taxes and fees			173,044	128,870
ISS	20	14	52,542	46,539
Other			6,384	7,392
	20	14	681,555	602,095
Current portion	(20)	(14)	(556,025)	(544,375)
Long-term portion			125,530	57,720

22 Direct taxes, fees and contributions payable

	Parent company		Consolidated	
	06/2011	12/2010	06/2011	12/2010
Income and social contribution taxes			279,319	289,659
PIS / COFINS			109,172	100,779
Other	31	150	14,015	13,871
	31	150	402,506	404,309
Current portion	(31)	(150)	(254,702)	(265,328)
Long-term portion			147,804	138,981

In November 2009, the company enrolled in the Fiscal Recovery Program introduced by law No. 11.941/09 and Provisional Measure No. 470/2009, with the aim of equalizing and regularizing tax liabilities using a special payment system involving installment payments of its tax and social security obligations. In June 2011, the subsidiary opted to include certain unassessed debts in the REFIS program which provides for an amnesty from penalties and interest under the installment payment system for debts under the responsibility of the Federal Revenue Department.

The general conditions of this installment program can be summarized as follows:

(a) The principal amount (historical) will be paid in 180 months. As for the interest and penalty will be paid with tax losses carryforwards by the subsidiary, with the benefit of reduction of 60% interest and 25% fine.

(b) Coverage of debts in installments:

NOTES TO QUARTERLY INFORMATION
(in thousands of Reais)

	Restated Principal Amount	Penalty	Interest
Income and social contribution taxes	27,637	16,996	31,931
PIS and COFINS taxes	32,243	7,035	16,163
	59,880	24,001	48,094

The debts to be paid in installments comprise primarily the following court actions: Income and social contribution taxes: (i) failure to pay corporate income tax on the monthly estimated base concerning the year 2002, amounting to R$39,636; (ii) set-off of income and social contribution taxes with unratified PIS and COFINS tax credits totaling R$36,898; PIS and COFINS taxes: set-off of PIS and COFINS taxes using unratified PIS and COFINS credits amounting to R$55,441.

(c) The gains of R$28,455 corresponding to the reduction in past due fines and penalties previously recorded as liabilities, was recorded under the items Income and social contribution tax expenses in the amount of (R$ 6,244) and Financial expenses in the amount of (R$ 22,231).
(d) The amount of the tax losses used to settle the debts totals R$45,671 as at June 30, 2011;

As a result of having enrolled in the REFIS Program, the company is obligated to pay the installments, with delays limited not exceeding three months, in addition to withdrawing court actions and waiving any legal allegation on which such actions are based, subject to immediate termination of the installment program and consequent loss of the benefits previously mentioned.

23 Other liabilities

	Parent company		Consolidated	
	06/2011	12/2010	06/2011	12/2010
Pre-paid services to be provided			284,356	264,147
Combination of shares (*)	20,347	20,347	20,347	20,347
Government subventions (note 19)			21,799	22,772
Other liabilities	8,219	8,211	24,438	16,984
	28,566	28,558	350,940	324,250
Current portion	(1,719)	(1,711)	(217,599)	(181,268)
Long-term portion	26,847	26,847	131,341	142,982

(*) On May 30, 2007, the Extraordinary Shareholders' Meeting of the Company approved the reverse split of all the shares issued by the Company in the proportion of one thousand (1,000) existing shares for each new share of the related type. From June 1, 2007 to July 2, 2007, shareholders adjusted their equity holdings in lots of one thousand (1,000) shares, per type, through private negotiation, on the OTC market or on the São Paulo Stock Exchange (BOVESPA) at their free and sole discretion.

(in thousands of Reais)

(**)In August 2010, funds were released under the credit facility from the BNDES Investment Sustainment Program – BNDES PSI) amounting to R$92,000. This transaction is classified within the scope of CPC 07 Government Subventions and Assistance. The subvention granted by the BNDES, adjusted to present value, resulted in R$22,772 and is being deferred according to the useful life of the asset being financed and appropriated to the "Other Revenues (expenses), net" (note 31).

24 Provision for contingencies

The Company and its subsidiaries are parties to administrative and legal proceedings (civil, labor, tax and regulatory) which arise in the normal course of their business, and have set up provisions whenever Management, based on the opinion of its legal advisors, concludes that there is a probable risk of loss.

The provision set up for contingencies is made up as follows:

	Parent company		Consolidated	
	06/2011	**12/2010**	**06/2011**	**12/2010**
Civil			53,911	40,531
Labor	4,316	4,021	54,836	53,162
Tax	494		114,564	145,099
Regulatory			9,323	10,265
	4,810	4,021	232,634	249,057

The changes in the provision for contingencies can be summed up as follows:

	12/2010	**Additions net of reversals**	**Payment**	**Monetary adjustment**	**06/2011**
Civil	40,531	59,784	(49,342)	2,938	53,911
Labor	53,162	488	(16)	1,202	54,836
Tax	145,099	9,620	(23,331)	(16,824)*	114,564
Regulatory	10,265	(255)	(1,275)	588	9,323
	249,057	69,637	(73,964)	(12,096)	232,634

(*) The restatement of tax contingencies includes the reversal of the restatement of R$22,231 related to processes included in the REFIS in June 2011.

Civil Contingencies

The Company and its subsidiaries are subject to various legal and administrative proceedings filed against them by consumers, suppliers, service providers and consumer protection agencies, in connection with a number of issues that arise in the regular course of business. Management analyzes each legal or administrative proceeding with the aim of reaching a conclusion in relation to any particular contingency, classifying it as representing a probable, possible or remote risk. This as-

(in thousands of Reais)

sessment made by management is based upon the opinion of lawyers who are hired to deal with such cases. Such assessment is regularly reviewed, and can be changed over the course of the proceedings, in light of new facts or events, such as changes in case law.

Consumer lawsuits

The subsidiaries are parties to roughly 66,238 lawsuits (versus 68,890 as of December 31, 2010), which are mostly claims that have been filed by consumers in the judicial and administrative spheres, and involve both TIM Celular and INTELIG. The aforementioned lawsuits relate to questions regarding the relationship between the subsidiaries and their clients, with the highlight, where TIM Celular is concerned, going to alleged undue collections, contract cancellation, deficiencies and failures in equipment delivery, and unjustified inclusion in credit report services. In regard to the subject matters underlying the cases against INTELIG, worthy of note are questionings regarding alleged fraud, improper charging and unjustified inclusion in bad debtors' lists.

Class Actions

There are four main class actions against subsidiaries where the risk of loss is regarded as being probable: (i) a lawsuit against TIM Celular in the State of Bahia with the aim of obtaining a ban on charging long-distance rates for calls originating and received between the towns of Petrolina, in the State of Pernambuco, and Juazeiro, in the State of Bahia, due to the existence of "state border areas"; and (ii) a lawsuit against TIM Celular in the State of Rio de Janeiro, involving the impossibility of charging a contract termination penalty in the case of theft of handsets; (iii) a lawsuit filed by the municipal consumer protection agency of Chapecó, Santa Catarina against INTELIG, which alleges non-compliance with article 61 of ANATEL Resolution 85, (retroactive charging) and, (iv) a lawsuit filed by the Public Prosecutor's Office in Uberlândia alleging non-compliance with article 61 of ANATEL Resolution 85 (retroactive charging). Due to the fact that these lawsuits entail positive and negative obligations and, taking into account the impossibility of accurately quantifying possible losses at the current stage of the legal proceedings, no provisions have been set up by Management regarding the above described contingencies.

Labor Contingencies

These refer both to claims filed by former employees, in relation to matters such as salary differences, wage parity, payments of variable compensation/commissions, additional legal payments, overtime and other provisions that were established during the period prior to privatization, as well as by former employees of service providers who, in accordance with the labor legislation in force, have filed claims against the Company and/or its subsidiaries on the grounds that they are responsible for labor related obligations that were not met with by the service provider companies contracted.

Labor Claims

Out of the 7,467 labor claims as of June 30, 2011 (6,172 as of December 31, 2010) filed against the Company and its subsidiaries, 81% relate to claims that involve service providers, with the great majority of these claims being concentrated in certain companies, which for the most part are lo-

(in thousands of Reais)

cated in the cities of São Paulo, Belo Horizonte, Rio de Janeiro, Curitiba and Recife. As a result of the merger of HOLDCO into TIM Participações, that took place in December 2009, there are 185 labor claims involving TIM/Intelig and Grupo Docas.

In relation to third-party claims, a number of these relate to specific projects involving the revision of service provider contracts, which in 2006 led to the termination of some of these contracts, with the subsequent winding up of these companies and the laying-off of employees. Another significant percentage of the contingencies that exist relates to the organizational restructuring processes, with highlight going to the closure of the Client Relationship Centers (call centers) in Fortaleza, Salvador and Belo Horizonte, which resulted in the termination of some 800 employees, including in-house staff as well as outsourced personnel.

Any assessment of the chances of loss regarding these actions and the contingent amounts is subject to revision at periodic intervals, taking into account the legal decisions made during the course of the aforementioned processes, on account of regulatory changes or changes in case law guidelines and precedents issued by Superior Courts.

Adjustments in the labor provision are based, for the most part, on the concentration of efforts aimed at intensifying the standardization process in relation to the classification of the risks of labor-related claims involving the Company and its subsidiaries, taking into account the fact that the management of labor litigation makes use of numerous methods of procedural analysis and evaluation of the existing risks.

Tax Contingencies

IR and CSLL

In 2005, TIM Celular was notified by the Minas Gerais office of the Federal Revenue Secretariat for the sum of R$126,933, in connection with: (i) taxation of monetary variations on swap transactions and exchange variations on outstanding loans; (ii) a separate fine for failure to pay social contribution tax on net income on an estimated monthly basis for the year 2002 and part of 2001; (iii) alleged failure to pay corporate income tax on an estimated monthly basis for the year 2002; and (iv) remittance of interest overseas (IRRF – withholding income tax) – a voluntary disclosure that does not entail payment of arrears charges.

The subsidiary is currently challenging these assessments with the tax authorities. Based on the opinions of both the company's own lawyers as well as of law firms that provide the company with legal advice, Management concluded that the probable loss to be incurred with these processes would come to a figure of R$32,750, and set up a provision in 2005 for this amount under the title "Provision for income and social contribution taxes".

In September 2009, TIM Celular enrolled in the REFIS (Fiscal Recovery Program) which provided amnesty in relation to fines and interest charges along with the possibility of payment of federal tax debits by installment. TIM Celular opted to partially join the REFIS program regarding these fines, and paid the sum of R$4,884 in relation to the installment corresponding to the exclusion of exchange rate variation from the CSLL calculation base. The amount of the provision that was set up

(in thousands of Reais)

under the title "Provision for Income and Social Contribution Taxes" in connection with CSLL was R$8,547, while the amount of R$3,663, which corresponds to the difference between the amount that had been provisioned and the amount that was actually paid, was reversed in favor of the subsidiary.

In June 2011, the subsidiary opted to include in the REFIS, which allows for amnesty from penalties and interest on installment payments of debits under the responsibility of the Federal Revenue Service, the amount of R$24,203 referring to the failure to pay corporate income tax on the estimated monthly base for the year 2002, which management considers a probable loss.

In addition, the company succeeded with respect to the assessment notice regarding the remittance of interest abroad (WHT at source) – spontaneous admission without payment of past due charges, in the amount of R$19,120.

The subsidiary continues to challenge these assessment notices before the tax authorities. At present the total amount assessed comes to a restated figure of R$166,482, with the total remaining amount classified as a possible loss of the subsidiary.

Regulatory Contingencies

Due to an alleged failure to comply with some of the provisions set out in the SMP (Personal Mobile Service) and STFC (Switched Landline Telephone Service) regulations and the quality targets defined under the General Quality Targets Plan (PGMQ) for SMP and STFC, ANATEL filed some Proceedings for the Determination of Non-Compliance of Obligations (PADO), involving the subsidiaries.

The subsidiaries have exerted best efforts and presented all arguments to avoid sanctions. These arguments, which are mostly of a technical and legal nature, may help significantly reduce the initial fine charged or lead to the definitive dismissal of PADO, without any sanctions being applied. The provision made by the company reflects this assessment.

Contingencies involving possible losses

Civil, labor, tax and regulatory actions have been filed against the company and its subsidiaries involving risk of loss that is classified as possible by the management and the company's legal advisors. No provisions have been set up for these contingencies, and no materially adverse effects are expected on the quarterly information as shown below:

	Consolidated	
	06/2011	**12/2010**
Civil	387,967	364,550
Labor	320,299	262,330
Tax	4,401,777	2,397,408
Regulatory	112,243	79,803
	5,222,286	3,104,091

The main actions where the risk of loss is classified as possible are described below:

Civil

Class Actions

There are several class actions against subsidiaries where the risk of loss is regarded as being possible. They are summarized as follows: (i) a lawsuit against TIM Celular in the State of Pernambuco, challenging the company's policy of exchanging defective handsets, which is allegedly in disagreement with the manufacturer's warranty terms; (ii) a lawsuit against TIM Celular in the State of Rio Grande do Norte (Natal) questioning the quality of the services provided and of the network in that state; (iii) a lawsuit against TIM Celular in the State of Pará, challenging the quality of the service provided by the network in São Felix do Xingu; (iv) lawsuits against TIM Celular in the State of Maranhão, challenging the quality of the service provided by the network in the following municipalities: Balsas, Grajaú, Coelho Neto, Vitorino Freire and Lago da Pedra; and (v) lawsuits against TIM Celular in the State of Ceará, challenging the quality of the services provided and of the network in Fortaleza, Iguatu, Monsenhor Tabosa and Icó; (vi) lawsuits against TIM Celular in the State of Piauí, challenging the quality of the services provided and of the network in that state; (vii) lawsuits against TIM Celular in the State of Rondônia, challenging the quality of the services provided and of the network in the municipality of Machadinho do Oeste and Vale do Anari; (viii) lawsuits against TIM Celular in the State of Amazonas, challenging the quality of the services provided and of the network in that state; (ix) lawsuits against TIM Celular in the State of Mato Grosso, challenging the quality of the services provided and of the network in Novo São Joaquim, Campinópolis and Nova Xavantina; (x) a lawsuit filed against TIM Celular, challenging the long-distance charges levied on calls made in the municipality of Bertioga – State of São Paulo and in the surrounding region; and (xi) a lawsuit against TIM Celular in the State of Rio de Janeiro, challenging the sending of SMS without the consumer's prior consent.

Other Actions and Proceedings

TIM Celular is a defendant, together with other telecommunications companies, in a lawsuit that has been brought by GVT in the 4th Lower Federal Court of the Federal District. The lawsuit is aimed at getting a declaration considering as null and void the contractual clause which provides for the VU-M amount used by the defendants as interconnection, which is deemed by the plaintiff to be illegal and abusive, and as such requiring the refunding of all amounts allegedly charged in excess since July 2004. The judge granted an injunction determining the provisional payment of VU-M at a figure of R$0.2899 per minute, and ordered that GVT make court deposits equal to the amount of the difference between this amount and the amount indicated by the defendants. The injunction was confirmed by the 1st Regional Appellate Court. TIM contested this decision by means of a special appeal which was partially upheld, obligating GVT to pay TIM the amount fixed by ANATEL in the arbitration process in course at that agency, to which GVT and VIVO are parties. In addition to the lawsuit, GVT has also filed a representation before the SDE (Secretariat of Economic Law), which agreed to file an Administrative Proceeding against the Company and other mobile telephone

operators, on the grounds of an alleged infraction of economic principles, which was judged in March 2010.

The SDE ruled against the alleged practice of Price Squeeze and forwarded the proceeding to CADE for judgment, also voting for the dismissal of the charge of uniform conduct ("cartel"). The CADE has not yet handed down its judgment.

TIM Celular is a defendant in a lawsuit for damages that has been filed by the services provider GLÓRIA SOUZA & CIA LTDA. before the 9th Lower Court of the municipality of Belém, in the State of Pará, where it is claiming the sum of R$6,119. Said company provided TIM with outsourced labor in Northern Brazil. Given TIM's decision to terminate the contract, the other party, disagreeing, brought a lawsuit claiming moral damages, alleging losses as a result of claims for severance payments brought by its employees. TIM's defense and the reply from Gloria Souza & Cia have been submitted. The reconciliation hearing is pending.

A legal action for collection was filed against TIM Celular by Mattos & Calumby Lisboa Advogados Associados, which is in progress at the 29th Lower Court of the Judicial District of Rio de Janeiro. The plaintiff asserts that it is owed money as a result of the contractual relationship that was entered into with TIM (Contract for the Provision of Professional Legal Services). . The proof of the expert investigation was upheld and the opinion was ratified by the judge. TIM filed an appeal, challenging the decision of the expert investigation, and the court recently ruled that a new expert investigation be carried out.

A lawsuit has been brought against TIM Celular by the company INTEGRAÇÃO CONSULTORIA E SERVIÇOS TELEMÁTICOS LTDA. (recharge distributor), with the 2nd Lower Court of the Judicial District of Florianópolis, State of Santa Catarina, for the sum of R$4,000 which aims to suspend the enforceability of credits already executed by TIM, preliminarily claiming non-inclusion in lists of bad debtors, as well as damages incurred as a result of contract termination. It should be stressed that TIM filed an execution action against the aforementioned company with the 4th Lower Court of Florianópolis, for the sum of R$3,957. An appeal was filed by Integração Consultoria against execution, requesting suspensive effect, which was rejected by the judge. This led to the filing of an interlocutory appeal, with suspensive effect, which was granted. TIM has made a declaration to the effect that the assets listed by the execution debtor are insufficient to secure the execution. The execution by TIM is currently suspended due to the fact that an Interlocutory Appeal has been filed, whose staying effect has been granted, and is pending judgment at the court.

MCS was TIM's largest commercial partner in São Paulo (with approximately 40 stores). This commercial partnership had been in operation since 2003, and the agreement expired in January 2010. The contract was terminated on account of disagreements between the parties in relation to compensation amounts, the operation of the system, and the creation and determination of targets, along with other questions. MCS sought to blame TIM for its default and losses. It believes that its financial health has been negatively affected by the changes in TIM's remuneration policy. Even before the end of the agreement, MCS filed a lawsuit for termination of the contract, claiming payment of R$8,120. TIM filed a Restraining Action, in order to prevent MCS from transferring TIM stores to a competitor.

NOTES TO QUARTERLY INFORMATION
(in thousands of Reais)

In March/2010 the Restraining Action was ruled valid and it was determined that MCS should abstain from transferring the stores which were previously TIM stores for the period of twelve (12) months, starting from January 2, 2010 (when the contract ended). The restraining action is still in progress.

SECIT proposed an action for damages against TIM, alleging that TIM was in breach of contract. This company had been hired by TIM to undertake infrastructure work for the installation of ERBs in area 4 (Minas Gerais). TIM presented its defense and the case is in the initial phase, awaiting trial. The amount allocated to the case was R$9,758. In December 2010, TIM Celular S/A filed with the 15th Federal Court of the Federal District an action of ordinary proceeding against ANATEL, requesting interlocutory relief for the purpose of acknowledging and declaring nullification of PADO No. 53500.025648/2005 and of Act No. 62.985/07. The PADO applied by ANATEL prevented the company from participating in the public bid for the "H" Band. Interlocutory relief was not granted by the judge, which enabled TIM to make a court deposit of R$3,595,061.85 in order to suspend the debt and enable the company to participate in the bidding process. The judge ruled for the suspension of the charge until a decision is reached.

Labor Claims

Labor Claims

A significant percentage of the existing contingencies relate to organizational restructuring processes, with highlight going to the closure of the Client Relationship Centers (call centers) in Fortaleza, Salvador and Belo Horizonte, which resulted in the termination of some 800 employees, including in-house staff and outsourced personnel.

Case records 01102-2006-024-03-00-0 refer to a public civil action filed by the Labor Public Prosecutor's Office of the 3rd Region, in the State of Minas Gerais, which alleged irregular outsourcing practices and contained a formal request for collective moral damages. A judgment was rendered and published on April 16, 2008, in which the first degree acting judge ruled the Labor Public Prosecutors' Office claims as partially valid, recognizing irregular outsourcing and collective moral damages. An appeal was filed against this decision, and was dismissed on July 13, 2009. Prior to filing the aforementioned appeal, TIM Celular filed a writ of mandamus to prevent immediate compliance of the coercive acts imposed by the sentence. In view of the appeal filed, the writ of mandamus lost its purpose.

In order to obtain staying effects for its appeal, TIM Celular filed an innominate writ of prevention, which was dismissed without prejudice. In order to reverse the decision of the Regional Labor Court of the 3rd Region, TIM Celular filed an appeal against abusive acts of the judge with the Superior Labor Court, and obtained a favorable decision, which reversed the Court of Appeals' decision. A motion for clarification was filed, but dismissed. On September 16, 2009, a motion to review was filed, which is pending judgment by the TST (Higher Labor Court).

As a result of the above mentioned Public Civil Action in Minas Gerais, the Labor Public Prosecutor's Office of the Federal District filed case number 1218-2009-007-10-00-8 (Public Civil Action), alleging irregular outsourcing practices and a formal request for collective moral damages. The

(in thousands of Reais)

action was ruled groundless, establishing that, as a result of the General Telecommunications Law, all outsourcing in the telecommunications sector is legal. The Labor Public Prosecutor's Office filed an Ordinary Appeal in March/2010, with the decision of the 1st instance being maintained, namely that the intention of the Labor Public Prosecutor's Office is without foundation. Dissatisfied with the decision, the Public Prosecutor's Office filed for a review, which is still waiting to be heard by the TST.

It should also be pointed out that there is a group of labor claims, particularly in São Paulo, from former Gazeta Mercantil employees who have filed claims requesting inclusion of Holdco or TIM Participações as defendants, with later payment of damages. We point out that the plaintiffs were employees of the company Gazeta Mercantil, without any employment ties with Holdco or TIM Participações. It should be stressed that prior to the merger with TIM Participações, Holdco belonged to the Docas economic group, of which Gazeta Mercantil is part.

Social Security

In São Paulo TIM Celular received a Debit Assessment Notice referring to alleged irregularity in the payment of social security contributions in connection with the payment of profit-sharing in the amount of R$2,388. The subsidiary filed its administrative defense, but on September 16, 2009, a decision was rendered which upheld the assessment notice. On October 5, 2009, an administrative appeal was filed, the judgment of which is still pending.

In May 2006, TIM Celular was assessed under tax assessment notice No. 35611926-2 for social security contributions that were allegedly due in connection with the following: (i) hiring bonus; (ii) non-adjusted bonus; (iii) payments to self-employed persons; and (iv)sales incentives. The company filed an administrative defense but this did not reverse the tax assessment (decision – assessment). In an attempt to get this decision reversed, TIM Celular filed an appeal with the Ministry of Finance's Taxpayers' Council, which is now pending judgment.

Intelig in Rio de Janeiro received Tax Assessments for Entry of Debits regarding alleged irregularity in the payment of social security contributions levied on the following cases: (i) profit sharing; (ii) retention of 11% on service agreements; (iii) failure to deduct and pay social charges on management's fees and (iv) failure to properly fill out the GFIP. An administrative defense was presented, with an unfavorable outcome (decision-notification) for reversing the entry. In order to have this decision changed, Intelig filed an appeal with the Taxpayers Commission of the Ministry of Finance, which is awaiting judgment.

Tax Claims

IR and CSLL

On October 30, 2006, TIM Celular received tax assessment notices which initially amounted to R$331,171. In March 2007, the Federal Revenue Secretariat in Recife, State of Pernambuco, notified the subsidiary by means of a Tax Information Report, which informed the company that part of the amounts in connection with income and social contribution taxes and a separate fine, which

NOTES TO QUARTERLY INFORMATION
(in thousands of Reais)

added up to a total of R$73,027 (principal and separate fine) had been excluded from the assessment notice. Thus the final amount of the infraction notice was set at R$258,144.
These tax assessment notices make up the same administrative proceeding, and include demands in connection with the alleged failure to pay income and social contribution taxes, together with a separate unrelated fine for various reasons. Most of these relate to the amortization of goodwill resulting from the privatization auction of the Telebrás System and related tax deductions. Under Law No. 9532/97, Article 7, the proceeds of goodwill amortization can be included in the taxable income of a subsidiary created as a result of a merger, spin-off or consolidation, whereby one company has a stake in the other, with said stake being acquired based on the future profitability of the investee. It should be stressed that this is a normal market transaction and is in accordance with CVM (Brazilian Securities Commission) Instruction No. 319/99.

The Tax Information Report did indeed lead to transferring part of the infractions contained in the assessment notice, which discussed the timing of the deductibility of the goodwill, to 159 specific federal tax offsetting proceedings amounting to R$85,771, arising from set-offs involving this recognition. In September 2009 and April 2011, a decision was rendered partially favorable to TIM Celular for some of the offsetting proceedings, reducing part of the credit offset by the subsidiary. At present, the subsidiary continues to defend the remainder of the offsetting proceedings, partly in the administrative sphere totaling R$68,050 and partly in the judicial sphere totaling R$9,193.

In December 2010, TIM Celular received an infraction notice served by the Federal Revenue Department in the State of São Paulo in the amount of R$ 164,102 involving (i) the alleged non-addition to the income and social contribution tax calculations of the amount referring to the amortization of the goodwill from the acquisition of shares of Tele Nordeste Celular Participações; (ii) exclusion of the amortized goodwill; (iii) deduction of corporate income tax as a fiscal incentive for reduction of tax and allegedly non-rebatable additional amounts, on account of the alleged failure to formalize with the Federal Revenue Service the incentive granted by the Sudene. This tax assessment notice was immediately challenged by the subsidiary and a decision in the administrative sphere is now awaited.

In March 2011, TIM Celular, as successor to TIM Nordeste (the new name of Maxitel following the merger of TIM Nordeste Telecomunicações) received a tax assessment notice filed by the Federal Revenue Department of the State of Pernambuco, amounting to R$1,265,346 concerning income and social contribution taxes referring to: (i) deduction of goodwill amortization expenses; (ii) exclusions of the reversal of the goodwill from the former BITEL; (iii) improper set-off of tax losses by disregarding the merger of TIM Nordeste Telecomunicações into Maxitel; (iv) improper use of the (Sudene) income tax reduction tax benefit in 2006, for alleged failure to formalize the benefit with the Federal Revenue Department; (v) deductions of WHT without proof of payment; (vi) deduction of estimates without proof of payment; (vii) one-off penalty for underpayment of estimates; (viii) regulatory penalty for omitting information and failure to produce digital files and (ix) supplementary entry to the administrative proceeding mentioned in the above paragraph. This notice was immediately contested by the subsidiary, which is awaiting a decision in the administrative sphere.
IRRF

NOTES TO QUARTERLY INFORMATION
(in thousands of Reais)

In December 2006, the subsidiary Intelig received notification from the Federal Revenue Department amounting to R$49,652, arising from the alleged failure to pay IRF and CIDE on remittances abroad by way of remuneration for outbound traffic. This notification was successfully challenged in the administrative sphere in view of the final favorable decision on the writ of mandamus.

In May 2010, TIM Celular received three tax assessment notices from the Federal Revenue Department in São Paulo, amounting to R$50,026, involving: (i) failure to pay IRRF on earnings of overseas residents remitted as international roaming and payment to unidentified beneficiaries; (ii) failure to pay CIDE on payment of royalties on remittances abroad, as well as on remittances concerning international roaming; and (iii) reductions to tax losses (IRPJ/CSLL) referring to the deduction of unproven expenses for technical services. These assessments were immediately challenged by the subsidiary and are awaiting a decision in the administrative sphere.

ICMS

TIM Celular received assessment notices from the tax authorities of the State of Santa Catarina in 2003 and 2004, mainly relating to disputes regarding the levying of ICMS on telecommunication services provided by the Parent Company and allegedly not paid, as well as in connection with the sale of phone sets. As a result of various favorable decisions in relation to the administrative proceedings the amount that is now being disputed is R$41,980 (the original tax assessment was for the sum of R$95,449). The subsidiary is currently challenging these assessments with the tax authorities at both the administrative as well as judicial levels. Based on the opinions both of the company's own lawyers as well as of law firms that provide the company with legal advice, management concluded that the processes still in progress may result in a possible loss for the subsidiary.

Over the past few years, the subsidiary TIM Celular has received tax assessment notices drawn up by the tax authorities in various Brazilian States in connection with the payment of ICMS regarding operating aspects of the company's activity of provision of telecommunications services, as well as the sale of goods. Some grounds or reasons for tax assessments in connection with alleged failure to pay the tax, according to the allegations of the inspection agents include: (i) discussion regarding the requirement to pay the difference between the intrastate and interstate ICMS rate on the purchase of property, plant and equipment items for use and consumption and the determination of the ICMS basis of calculation for acquisition of goods intended for sale; (ii) recording of the taxed services (according to the understanding of the tax authorities) as not taxed by the subsidiary in the Transfer Register; (iii) alleged underpayment due to usage of the incorrect rate and the entry of telecommunications services as not taxed; (iv) alleged failure to make payment due to differences between the amount actually paid and the amount declared; and (v) payment of tax outside the term established by the state legislation, among others. The aforementioned assessments are being challenged in a timely fashion at both the administrative as well as the judicial level. The sum involved in those cases under discussion where the amount is in excess of R$14,000, comes to a total of R$250,481.

The subsidiary TIM Celular received tax assessment notices for ICMS drawn up by the tax authorities in the State of Rio de Janeiro for allegedly defaulting on payment of the tax on international roaming services provided, and in Bahia for failing to pay the additional contribution regarding the

NOTES TO QUARTERLY INFORMATION
(in thousands of Reais)

"Fundo de Combate à Pobreza e às Desigualdades Sociais" (Fund for Fighting Poverty and Social Inequalities) allegedly due on the provision of services in the pre-paid mode. The aforementioned assessments are being challenged at the administrative and judicial levels and add up to a total sum of R$62,501.

The subsidiary TIM Celular received tax assessment notices drawn up by the tax authorities of the States of , Rio de Janeiro, Bahia and São Paulo for the respective sums of R$38,274, R$16,406 and R$46,923 in connection with the failure to proportionally reverse ICMS credits on shipment of exempt and non-taxed goods. The aforementioned assessments are being challenged at the administrative level and add up to a total sum of R$72,199.

The subsidiary TIM Celular received assessment notices from the tax authorities of the State of São Paulo and the State of Minas Gerais for the respective sums of R$329,471 and R$24,771, for allegedly having failed to include conditional discounts offered to clients in the ICMS basis of calculation. This subsidiary intends to challenge the aforementioned collection at the higher court.

In 2008, 2009 and 2010 the subsidiary TIM Celular received tax assessment notices for the total sum of R$77,760 drawn up by the tax authorities of the States of Ceará, Pernambuco and Paraná in connection with a debit arising from taking ICMS credit on the purchase of electric energy. The aforementioned assessments are being challenged at the administrative level.

TIM Celular received assessment notices from the tax authorities of the States of Paraná and Paraíba, in the respective amounts of R$24,047 and R$28,668 involving alleged failure to pay ICMS levied on telecommunication services provided (pre-paid mode) – outgoing telephone card transactions. These assessments are being challenged in the administrative sphere.

In November 2010, TIM Celular received 3 assessment notices drawn up by the tax authorities of the States of São Paulo and Rio Grande do Sul for an amount of R$67,958 involving the reversal of ICMS tax credits regarding the acquisition of permanent assets allegedly without proof of origin of these entries in the CIAP (Control of ICMS Credits on Permanent Assets) Book. These assessments are being challenged at the administrative level. In May 2011, TIM Celular received a tax assessment notice drawn up by the State of São Paulo in the amount of R$367,860 involving (i) a penalty for alleged noncompliance with an ancillary obligation by not presenting the 60i register of the SINTEGRA file for 2007 and 2008; (ii) alleged failure to pay ICMS on discounts deemed by the tax inspector to be conditional. This assessment is being challenged by the subsidiary in the administrative sphere.

ISS

On December 20, 2007, the subsidiary TIM Celular received an assessment notice from the municipality of Rio de Janeiro for the amount of R$94,359 for allegedly failing to pay ISS on the following services: technical programming, administrative service of plan cancellation, telephone directory assistance service, provision of data and information and network infrastructure sharing. The aforementioned assessments are being challenged by the subsidiary at the administrative level.

FUST – Telecommunications Services Universalization Fund

(in thousands of Reais)

On December 15, 2005, ANATEL issued its Abstract No. 07 aimed, among other things, at charging FUST contributions on the interconnection revenues earned by the providers of telecommunications services, from the date upon which Law No. 9998 came into force. It is the continued understanding of the subsidiary company that based on the provisions contained in the pertinent legislation (including the provision in the sole paragraph of article 6 of Law No. 9998/00), the abovementioned revenues are not subject to the FUST charge. Management has taken the necessary measures to protect the interests of the subsidiary company. To that end, a writ of mandamus was filed to protect the interests of the subsidiary in connection with the non-payment of FUST on interconnection revenues. ANATEL's intention to charge FUST on such revenues has been suspended, due to the judicial decision in favor of the subsidiary company. The writ of mandamus is pending the decision from the court of appeals.

Since October 2006, ANATEL has issued a number of assessment notices against the subsidiary TIM Celular, in connection with FUST charges that are allegedly due on interconnection revenues for the years from 2001 to 2005, together with a fine for arrears, on account of Abstract No. 07/05. The assessments for this period add up to a total amount of R$194,726.

The subsidiary Intelig has received a number of assessment notices from ANATEL, which add up to a total amount of R$17,302 in connection with FUST charges that are allegedly due on interconnection revenues for the periods from January to December 2001, 2002 and 2003, respectively. The aforementioned assessments are being challenged at the administrative level.

FUNTTEL – Telecommunications Technological Development Fund

The Ministry of Communications drew up assessment notices against the subsidiary TIM Celular in the amount of R$166,943, in connection with FUNTTEL amounts due on interconnection revenues for the years from 2001 to 2005, as well as a fine for arrears. It is the continued understanding of the Company that the above mentioned revenues are not subject to FUNTTEL. A writ of mandamus was filed to safeguard the Company's interests in relation to the non-payment of FUNTTEL on interconnection revenues, on the same grounds as those used for the FUST process. The intention to charge FUNTTEL on interconnection revenues is under suspension, due to a favorable ruling obtained in relation to the writ of mandamus that was filed by the subsidiary.

The subsidiary Intelig has received a number of assessment notices from the Ministry of Communications, which add up to a total amount of R$17,302 in connection with FUNTTEL charges that are allegedly due on interconnection revenues for the periods from January to December 2002, March to December 2003, April to December 2004 and January to November 2005, respectively. The aforementioned assessments are being challenged at the administrative level.

Regulatory proceedings

TIM Celular is authorized to provide SMP services in all Brazilian states for an indefinite period, and to use the radio frequencies ("RFs") associated with SMP, having obtained an extension from ANATEL of the authorizations for such radio-frequency usage, under the Instruments of Authoriza-

(in thousands of Reais)

tion, for a period of 15 years counting from the end of the original period of validity of these authorizations.

By means of orders issued in July 2010 ANATEL made official the effect of suspension associated with the charging of 2% on interconnection revenue regarding payment of the RF renewals on account of the administrative appeals filed by TIM, which understands that the regulatory obligation associated with this payment does not exist.

In February 2011, orders issued by ANATEL determined a charge of 2% of interconnection revenue concerning the renewals of the RFs. These decisions have been challenged by administrative appeals filed by TIM. Since these appeals are still pending a decision as at June 30, 2011, the possibility of the debit being enforceable still exists.

In view of the extension of authorization of usage of the radio frequencies associated with SMP, the subject matter of the above mentioned Instruments of Authorization issued in accordance with the respective acts, the Company received demands from ANATEL for payment of a new Facilities Inspection Fee (TFI) for all its mobile stations in operation in the service-provision area, although these stations have already been licensed, for the sums shown in the table below.

State	Instrument of authorization	Expiry Date	Act	Amount
Paraná (excluding the municipalities of Londrina and Tamarana)	002/2006/PVCP/SPV	09/03/2022	57.551 dated 4/13/2006	R$80,066
Santa Catarina	074/2008/PVCP/SPV	09/30/2023	5.520 dated 9/18/2008	R$54,026
Municipality and region of Pelotas in Rio Grande do Sul	001/2009/PVCP/SPV	4/14//2024	1.848 dated 4/13/2009	R$333
Ceará	089/2008/PVCP/SPV	11/28/2023	7.385 dated 11/27/2008	R$41,728
Alagoas	045/2008/PVCP/SPV	12/15/2023	7.383 dated 11/27/2008	R$20,038
Rio Grande do Norte	050/2008/PVCP/SPV	12/31/2023	7.390 dated 11/27/2008	R$15,021
Paraíba	047/2008/PVCP/SPV	12/31/2023	7.386 dated 11/27/2008	R$19,844
Piauí	049/2008/PVCP/SPV	3/27/2024	7.389 dated 11/27/2008	R$13,497
Pernambuco	089/2008/PVCP/SPV	5/15/2024	7.388 dated 11/27/2008	R$54,000

The demand for payment of TFI is a result of ANATEL's understanding of the due application of the provision of Article 9, sub-section III, of the Regulations for Collection of Revenues of the FISTEL Telecommunications Inspection Fund, approved by Resolution No. 255, which foresees the levying of TFI on the station at such time as the license is renewed, which entails the issuing of a new license. However, in the Company's understanding this does not appear to be the correct interpretation of the provisions of the legislation applicable to the matter at hand, which is why the aforementioned charge was the cause for the timely challenge at the administrative level, with the requirement for payment of the charge being suspended until the definitive ruling of the challenge from ANATEL.

According to the Instruments of Authorization for the operation of Personal Mobile Service (SMP), the subsidiary companies undertook to implement coverage of SMP in stages in relation to their respective regions, within the scope of the areas they were awarded, and they have done this. Also in accordance with the aforementioned Terms of Authorization, the subsidiary companies are required to operate in accordance with the quality standards established by ANATEL and comply

(in thousands of Reais)

with the obligations determined by the regulations. In the event of failure to perform the obligations as set out under the Instruments of Authorization, or in the call notices for the auction of the 3G frequencies, the subsidiaries are subject to the filing of PADOs (Proceedings for the Determination of Noncompliance of Obligations) and possible sanctions as a result.

ANATEL has brought administrative proceedings against the subsidiaries for: (i) noncompliance with certain quality service indicators; (ii) default on certain obligations assumed under the Instruments of Authorization or call notices for the 3G frequencies; and (iii) relevant regulations of the SMP and STFC.

The subsidiaries submitted to ANATEL administrative defenses and filed administrative appeals and requests for reconsideration, explaining that the reasons for default were due to several factors, most of them involuntary and not related to the activities and actions performed by the companies. The provision for regulatory contingencies shown in the balance sheet reflects the amount of losses expected, which are classified as probable by management.

25 Asset retirement obligations

The changes in the obligations deriving from future asset retirement are set forth below:

	Consolidated	
	06/2011 (06months)	**12/2010** (12months)
Opening balance	255,737	239,635
Additions recorded throughout the period, net of write-offs	(2,631)	17,159
Monetary adjustment in the period	(632)	(1,057)
Closing balance	252,474	255,737

Provision is based on the estimated costs to be incurred on disassembly of towers and equipment at leased sites, discounted at present value so as to reflect the best current estimate.

NOTES TO QUARTERLY INFORMATION
(in thousands of Reais)

26 Shareholders' equity

a. Capital stock

Upon resolution by the Board of Directors, without amending the bylaws, the Company is authorized to increase its capital to up to 2,500,000,000 common or preferred shares.

The subscribed and paid-in capital comprises shares with no par value, as follows:

	06/2011	12/2010
Number of common shares	843,986,515	843,281,477
Number of preferred shares	1,633,818,420	1,632,453,583
	2,477,804,935	2,475,735,060

Once the company's migration to the *Novo Mercado* segment is completed (See Note 46 – Subsequent Events), it will be authorized to increase its capital stock, following a resolution from the board of directors and without amending its by-laws, up to the limit of 4,450,000,000 (four billion, four hundred and fifty million) common shares.

Thus the subscribed and paid-in capital comprises the following shares without par value:

	06/2011	12/2010
Number of common shares	2,217,374,279	843,281,477
Number of preferred shares		1,632,453,583
	2,217,374,279	2,475,735,060

b. Capital reserves

Special goodwill reserve

This reserve resulted from the corporate restructuring process carried out in 2000. The portion of the special reserve corresponding to the tax benefit obtained may be capitalized at the end of each fiscal year for the benefit of the controlling shareholder, through issuance of new shares. The respective capital increase will be subject to preemptive rights of the minority shareholders in proportion to their shareholdings by type and class upon the new issuance, and the amounts payable in connection with this right must be delivered directly to the controlling shareholder, in accordance with CVM Instruction No. 319/99. In May 2011, capital was increased by capitalizing the remaining portion of this special goodwill reserve.

(in thousands of Reais)

c. Profit reserves

Legal reserve

This refers to 5% of net income for every year ended December 31, until the legal reserve equals 20% of capital. Also, the Company is authorized to stop setting up a legal reserve when, together with the Capital Reserves, it exceeds 30% of capital stock. This reserve can be used only for capital increase or offsetting of accumulated losses.

Reserve for expansion

This reserve is set up based on paragraph 2, article 46 of the bylaws and article 194 of Law No. 6404/76, and is intended to fund investment and expansion projects, and is supported by the capital budget.

d. Dividends

Dividends are calculated in accordance with the bylaws and Brazilian Corporate Law.

As stipulated in its bylaws, the Company shall distribute an amount equivalent to 25% of adjusted net income as a minimum dividend every year ended December 31, provided there are funds available for distribution.

Preferred shares are nonvoting, but are guaranteed the following preferences or advantages: (i) priority in the payment of capital with no premium and (ii) payment of a minimum non-cumulative dividend of 6% p.a. on the total obtained by dividing the subscribed capital stock by the total number of shares issued by the Company.

In order to comply with Law No. 10303/01, the Company's bylaws were amended, including the first paragraph of article 10, which guarantees the holders of preferred shares, every year, the right to receive dividends corresponding to three percent (3%) of net earnings per share, based on the balance sheet most recently approved, whenever the dividend established according to this criterion exceeds the dividend calculated according to the criteria previously established, as described in the preceding paragraph.

In 2010, preferred shares were granted full voting rights since dividends had not been paid for three consecutive years, in accordance with the first paragraph of article 111 of Law No. 6404/76.

On June 22, 2011, the general meeting approved the complete reform of the company's bylaws, so as to adapt them to the Regulations for Listing on the *Novo Mercado* segment of the BM&FBovespa.

Under the current bylaws, the assumption remains that the company must distribute a mandatory minimum dividend for each business year ended December 31, provided funds are available for distribution, in an amount equivalent to 25% of the adjusted net income.

(in thousands of Reais)

27 Net operating revenue

	Consolidated	
	06/2011	06/2010
Telecommunications service revenue - Mobile		
Subscription and use	4,845,231	4,182,261
Network use	1,840,852	1,821,013
Long distance	1,510,398	1,161,959
VAS - Additional services	1,374,771	1,034,381
Others	104,395	131,764
	9,675,647	8,331,378
Telecommunications service revenue - Landline	751,091	584,048
Telecommunications service revenue – Mobile and Landline	10,426,738	8,915,426
Goods sold	1,164,434	665,727
Gross operating revenue	11,591,172	9,581,153
Deductions from gross revenue		
Taxes	(2,574,998)	(2,137,938)
Discounts given	(927,982)	(396,879)
Returns and other	(84,170)	(191,316)
	(3,587,150)	(2,726,133)
Total net revenue	8,004,022	6,855,020

28 Cost of services provided and goods sold

	Consolidated	
	06/2011	06/2010
Personnel	(20,483)	(33,635)
Third party services	(173,881)	(174,836)
Interconnection	(1,922,012)	(1,750,202)
Depreciation and amortization	(860,365)	(1,030,146)
ANATEL fees	(16,649)	(14,440)
Rentals and insurance	(136,477)	(119,518)
Others	(7,533)	(8,200)
Cost of services provided	(3,137,400)	(3,130,977)
Cost of goods sold	(920,171)	(367,512)
	(4,057,571)	(3,498,489)

NOTES TO QUARTERLY INFORMATION
(in thousands of Reais)

29 Selling expenses

	Consolidated	
	06/2011	06/2010
Personnel	(221,172)	(191,359)
Third party services	(1,083,251)	(984,280)
Advertising and publicity	(256,361)	(255,046)
Loss and allowance for doubtful accounts	(108,253)	(183,085)
ANATEL fees	(465,786)	(364,990)
Depreciation and amortization	(122,029)	(166,699)
Rentals and insurance	(17,507)	(18,692)
Other	(20,197)	(21,643)
	(2,294,556)	(2,185,794)

30 General and administrative expenses

	Parent Company		Consolidated	
	06/2011	062010	06/2011	06/2010
Personnel	(1,154)	(744)	(68,169)	(75,726)
Third party services	(2,975)	(1,251)	(210,426)	(203,447)
Depreciation and amortization			(157,766)	(203,013)
Rentals and insurance	(63)	(59)	(31,548)	(22,959)
Other	(275)	(348)	(16,658)	(11,754)
	(4,467)	(2,402)	(484,567)	(516,899)

NOTES TO QUARTERLY INFORMATION
(in thousands of Reais)

31 Other revenues (expenses), net

	Parent Company		Consolidated	
	06/2011	06/2010	06/2011	06/2010
Revenues				
Subvention income, net			883	
Fines on telecommunications services			16,549	14,688
Other operating revenue			3,806	1,073
			21,238	15,716
Expenses				
			(71,746)	(54,836)
Taxes, fees and contributions			924	(4,788)
Provision for contingencies – Reversal settlement	(711)	15	(78,212)	(42,882)
Other operating expenses	(315)	2	(8,915)	(9,790)
	(1,026)	17	(157,949)	(112,296)
Amortization of concessions			(151,492)	(151,258)
	(1,026)	17	(309,441)	(263,554)
Other revenues (expenses), net	(1,026)	17	(288,203)	(247,793)

32 Financial revenue

	Parent Company		Consolidated	
	06/2011	06/2010	06/2011	06/2010
Interest on financial investments	711	1,101	89,219	66,939
Interest received from clients			23,621	20,917
Monetary adjustment	494	270	19,604	20,216
Exchange rate variations		3	137,467	342,547
Other revenue		80	805	1,471
	1,205	1,454	270,716	452,090

NOTES TO QUARTERLY INFORMATION
(in thousands of Reais)

33 Financial expenses

	Parent Company		Consolidated	
	06/2011	06/2010	06/2011	06/2010
Interest on loans and financing			(121,429)	(158,506)
Interest paid to suppliers		(2)	(2,633)	(7,704)
Interest on taxes and fees	(19)		(4,057)	(305)
Monetary adjustment	(159)		(1,057)	(10,129)
Discounts given			(16,530)	(9,793)
Exchange rate variations		(78)	(186,499)	(384,132)
Other expenses	(12)	(59)	(15,101)	(11,348)
	(190)	(139)	(347,306)	(581,917)

34 Income and social contribution tax expenses

	Consolidated	
	06/2011	06/2010
Current tax		
Income tax for the period	(156,174)	(49,077)
Social contribution tax for the period	(57,610)	(17,794)
Tax incentive - ADENE	33,472	9,347
	(180,312)	(57,524)
Tax from previuous periods		
Income tax	(5,800)	
Social contribution tax	(2,065)	
Tax incentive- ADENE	41,319	
	33,454	
Deferred income tax		
Deferred income tax	(84,228)	(28,051)
Deferred social contribution tax	(18,385)	(10,098)
	(102,613)	(38,149)
Provision for income and social contribution tax contingencies	10,373	
	(239,098)	(95,673)

The reconciliation of income tax and social contribution expenses calculated at the applicable tax rates plus the amounts reflected in the income statement is set forth below:

NOTES TO QUARTERLY INFORMATION
(in thousands of Reais)

	Consolidated	
	06/2011	**06/2010**
Income before income tax and social contribution	802,535	276,218
Combined tax rate	34%	34%
Income and social contribution taxes at the combined tax rate	(272,862)	(93,914)
(Additions)/exclusions:		
Unrecognized tax losses and temporary differences	(13,781)	6,025
Recognized tax losses and temporary differences		(38,149)
Provision for income and social contribution tax contingencies	10,373	
Effect of deferred income and social contribution taxes on REFIS	(33,411)	
Permanent additions	(3,430)	(2,887)
Tax incentive - ADENE	74,791	9,347
Difference in calculation of tax loss from previous years	(1,658)	25,475
Other amounts	879	(1,570)
	33,764	(1,759)
Income and social contribution taxes charged to income for the period	(239,098)	(95,673)

35 Earnings per share

(a) Basic

Basic earnings per share are calculated by dividing income attributable to shareholders of the company by the weighted average number of common shares issued during the year.

	06/2011	06/2010
Income attributable to shareholders of the company	563,437	180,545
Weighted average number of common shares issued (thousands)	2,477,804	2,475,735
Basic earnings per share	0.2274	0,0729

(b) Diluted

Diluted earnings per share are calculated by adjusting the weighted average number of common shares outstanding to assume conversion of all dilutive potential common shares. The Company does not have potential common shares.

NOTES TO QUARTERLY INFORMATION
(in thousands of Reais)

36 Transactions with Telecom Italia Group

The consolidated balances of transactions with companies of the Telecom Italia Group are as follows:

	Assets	
	06/2011	12/2010
Telecom Personel Argentina (1)	9,483	1,043
Telecom Italia Sparkle (1)	2,773	12,578
Telecom Italia S.p.A. (2)	2,615	3,251
Others	1,151	1,102
Total	16,022	17,974

	Liabilities	
	06/2011	12/2010
Telecom Italia S.p.A. (2)	11,167	21,643
Telecom Personel Argentina (1)	1,702	1,849
Telecom Italia Sparkle (1)	6,978	4,225
Italtel (3)	36,607	15,361
Others	3,409	1,470
Total	59,863	44,548

	Revenue	
	06/2011	06/2010
Telecom Italia S.p.A. (2)	7,911	8,986
Telecom Personel Argentina (1)	2,025	4,001
Telecom Italia Sparkle (1)	11,454	14,550
Other	751	594
Total	22,141	28,131

	Cost/Expense	
	06/2011	06/2010
Telecom Italia S.p.A. (2)	6,331	4,951
Telecom Italia Sparkle (1)	9,895	10,135
Telecom Personel Argentina (1)	3,429	4,412
Lan Group (4)	6,974	
Others	1,120	3,241
Total	27,749	22,739

(1) These amounts refer to roaming, value-added services (VAS) and assignment of means.

(2) These amounts refer to international roaming, technical post-sales assistance and value-added services (VAS).

(3) The amounts refer to the development and maintenance of software used in invoicing telecommunications services.

(4) The amounts refer to the lease of links and EILD and signaling services.

The balance sheet account balances are recorded in the following groups: accounts receivable, suppliers and other current assets and liabilities.

Transactions with related parties are carried out under normal market conditions.

37 Financial instruments and risk management

Through its subsidiaries, the Company performs non-speculative derivative transactions, to reduce the exchange and interest risks involved. These transactions consist exclusively of swap contracts, and accordingly, no exotic or any other kind of derivative instrument is involved.

The Company's financial instruments are presented, through its subsidiaries, in compliance with IAS 32/CPC 39.

Accordingly, the major risk factors to which the Company and its subsidiaries are exposed are as follows:

(i) Exchange variation risks

Exchange variation risks refer to the possibility of subsidiaries incurring losses on unfavorable exchange rate fluctuation, which would increase the outstanding balances of loans taken in the market along with the related financial charges. In order to eliminate this kind of risk, the subsidiaries enter into swap contracts with financial institutions.

As of June 30, 2011, the subsidiaries' financing indexed to foreign currency was fully covered by swap contracts in terms of time and amount. Any gains or losses arising from these swap contracts are charged to earnings of the subsidiaries.

Besides the loans taken by the subsidiaries, which involve swap contracts, no other significant financial assets are indexed to foreign currencies.

(ii) Interest rate risks

Interest rate risks relate to:

NOTES TO QUARTERLY INFORMATION
(in thousands of Reais)

- the possibility of variations in the fair value of financing obtained by TIM Celular at fixed interest rates, when these rates do not reflect the market's current conditions. In order to mitigate this type of risk, TIM Celular enters into swap contracts with financial institutions, and changes the fixed interest rates charged on the part of the financing to a percentage of the CDI. Any gains or losses arising from these swap contracts are charged to income of the subsidiary TIM Celular;

- the possibility of variations in the fair value of TJLP-indexed financing taken by the subsidiary TIM Celular, when these rates are not proportional to that of the Interbank Deposit Certificates (CDI). In order to mitigate this type of risk, the subsidiary TIM Celular enters into swap contracts with financial institutions, and changes the TJLP rate charged on the financing into a percentage of the CDI. Any gains or losses arising from these swap contracts are charged to income of the subsidiary TIM Celular;

- the possibility of unfavorable changes in interest rates, which would result in higher financial expenses for the subsidiaries due to the indebtedness and the obligations assumed by the subsidiaries under the swap contracts indexed to floating interest rates (CDI percentage). However, as of June 30, 2011, the subsidiaries' financial funds were invested in Interbank Deposit Certificates (CDI), and this considerably reduces such risk.

(iii) Credit risk inherent in the provision of services

This risk is related to the possibility of the subsidiaries incurring losses from the difficulty in collecting amounts billed to customers. In order to mitigate this risk, the subsidiaries perform credit analysis that assists management of risks related to collection problems, and monitor accounts receivable from subscribers, blocking the use of services by customers in the event that they default on payment of their bills. As of June 30, 2011 and 2010, no customers accounted for more than 10% of net receivables from services provided or of revenue from services rendered in the periods then ended.

(iv) Credit risk inherent in the sale of phone sets and prepaid telephone cards

The policy adopted by the subsidiaries for the sale of phone sets and distribution of prepaid telephone cards is directly related to credit risk levels accepted in the regular course of business. The choice of partners, the diversification of the accounts receivable portfolio, the monitoring of loan conditions, the positions and limits defined for orders placed by traders, and the adoption of guarantees are procedures adopted by the subsidiaries to minimize possible collection problems with their business partners. As of June 30, 2011 and 2010, no customers accounted for more than 10% of net receivables from the sale of goods or of revenue from the sale of goods in the periods then ended.

(v) Financial credit risk

This risk relates to the possibility of the subsidiaries incurring losses from difficulty in realizing their short-term investments and swap contracts due to bankruptcy of the counterparties. The subsidiaries minimize the risk associated with these financial instruments by operating only with sound

(in thousands of Reais)

financial institutions, and adopting policies that establish maximum risk concentration levels by institution.

Fair value of deriviative financial instruments

The consolidated derivative financial instruments are shown as follows:

	06/2011			12/2010		
	Assets	Liabilities	Net	Assets	Liabilities	Net
Derivative transactions	13,333	(211,213)	(197,880)	22,868	(166,553)	(143,685)
Current portion	5,581	(1,652)	3,929	6,122	(2,071)	4,051
Non-current portion	7,752	(209,561)	(201,809)	16,746	(164,482)	(147,736)

The consolidated financial derivative instruments with long-term maturities as at June 30, 2011 have the following maturity schedule:

	Assets	Liabilities
2012	974	(30)
2013	980	-
2014	-	-
2015	-	-
2016 onwards	5,798	(209,531)
	7,752	(209,561)

NOTES TO QUARTERLY INFORMATION
(in thousands of Reais)

Consolidated financial assets and liabilities measured at fair value:

June 30, 2011	Level 1	Level 2	Total
Assets			
Financial assets at fair value through income			
- Trading securities	1,204,056		1,204,056
- Derivatives used for hedging purposes		13,332	13,332
Total assets	**1,204,056**	**13,332**	**1,217,388**
Liabilities			
Financial liabilities at fair value through income			
- Derivatives used for hedging purposes		211,213	211,213
Total liabilities		**211,213**	**211,213**

December 31, 2010	Level 1	Level 2	Total
Assets			
Financial assets at fair value through income			
- Trading securities	2,304,077		2,304,077
- Derivatives used for hedging purposes		22,868	22,868
Total assets	**2,304,077**	**22,868**	**2,356,945**
Liabilities			
Financial liabilities at fair value through income			
- Derivatives used for hedging purposes		166,553	166,553
Total liabilities		**166,553**	**166,553**

The fair value of financial instruments traded on active markets is based on quoted market prices at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm's length basis. These instruments are included in Level 1. The instruments included in Level 1 comprise, mainly, equity investments in Bank Deposit Certificates classified as trading securities.

The fair value of financial instruments that are not traded on an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on e ntity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in Level 2.

If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

Specific valuation techniques used to value financial instruments include:

- Quoted market prices of financial institutions or dealer quotes for similar instruments.
- The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows based on observable yield curves.
- Other techniques, such as discounted cash flow analysis, are used to determine fair value for the remaining financial instruments.

The fair values of derivative financial instruments of the subsidiaries were determined based on future cash flows (asset and liability position), taking into account the contracted conditions and bringing those flows to present value by means of the discounted future interest rates disclosed in the market. The fair values were estimated at a specific time, based on information available and on the Company's own valuation methodologies.

Capital management

The company's objectives in managing its capital are to safeguard the group's on-going ability to provide returns to shareholders and benefits to other stakeholders, in addition to maintaining the ideal capital structure for reducing this cost. In order to maintain or adjust its capital *structure*, the company may review its dividend payment policy, return capital to the shareholders or even issue new shares or sell assets to reduce its indebtedness, for example.

The Company's hedging policy against financial risks - Summary

The Company's policy stipulates the adoption of swap mechanisms against financial risks involved in financing taken in foreign or local currency, in order to control the exposure to risks related to exchange variation and interest rate variation.

The contracting of derivative financial instruments against exchange exposure should occur simultaneously with the debt contract that originated the exposure. The level of risk coverage to be contracted for these exchange exposures is 100% in terms of time and amount.

With regard to the exposure to risk factors in local currency arising from financing linked to fixed interest rates or TJLP, given that the yield on the subsidiaries' cash and cash equivalents is based on the CDI, their strategy is to change part of these risks into exposure to the CDI.

As of June 30, 2011 and December 31, 2010, no type of margin or guarantee applied to transactions with derivative instruments were entered into by the Company and its subsidiaries.

The criteria for selection of financial institutions rely on parameters that take into account the rating provided by renowned rating agencies, the shareholders' equity and the degree of concentration of operations and funds.

The table below shows the derivative instruments transactions contracted by the subsidiaries and effective as of June 30, 2011 and December 31, 2010:

NOTES TO QUARTERLY INFORMATION
(in thousands of Reais)

	Object	Currency	Reference (Notional) Amount 06/2011	Reference (Notional) Amount 12/2010	Fair Value 06/2011	Fair Value 12/2010
Fixed interest risk vs. CDI	Part of financing obtained from BNB	BRL	23,977	34,501		
Active position					45,596	62,700
Passive position					(40,093)	(55,415)
Net balance					5,503	7,285
TJLP risk vs. CDI	Part of financing obtained from BNDES	BRL	183,102	230,665		
Active position					182,373	228,578
Passive position					(182,023)	(228,990)
Net balance					350	(412)
USD exchange risk vs. CDI	Full protection against exchange variation risk of Res.2770 Lines granted by Banco Santander,	USD	840,940	840,940		
Active position					645,937	673,770
Passive position					(849,670)	(824,328)
Net balance			23,977	34,501	(203,734)	(150,558)
Total			**1,048,019**	**1,106,106**	**(197,881)**	**(143,685)**

Fixed interest swap vs. CDI

The subsidiary TIM Celular has debts contracted at fixed rates with Banco Nordeste do Brasil (BNB) and the BNDES. With the purpose of protecting against possible loss in the case of falling interest rates, part of the financing transactions contracted in 2004 and 2005 with the BNB was hedged. Said derivative instruments mature every month through April 2013 and protect approximately 47.44% of all the financing obtained from BNB by TIM Celular.

Based on BNB's current reference rate of 10% p.a. on the financing obtained by the subsidiary TIM Celular, the respective derivative instruments contracted as part of these financing transactions average 11.07% p.a. as a receivable item and 72.62% of the CDI as a payable item. These derivative instruments were contracted from Santander and Itaú BBA S.A.

TJLP Swaps vs. CDI

These derivative instrument transactions are intended to protect the subsidiary TIM Celular against possible loss due to increase in BNDES's reference rate (TJLP) for financing contracted with this institution in 2005. Its payable portion is contracted at an average cost equivalent to 95.12% of the CDI. These transactions currently protect 10.67% of the total financing taken from BNDES. As of June 30, 2011, the subsidiary TIM Celular recorded a positive result from this transaction, having the following banks as counterparties: Santander and Itaú BBA S.A.

NOTES TO QUARTERLY INFORMATION
(in thousands of Reais)

Exchange Swaps vs. CDI

The derivative instruments of this type are intended to protect the subsidiary TIM Celular against exchange risks arising from foreign currency loan agreements with BNP Paribas, guaranteed by the SACE, and BEI. The loan from BNP Paribas is protected at an average cost of 95.01% of the CDI and the loan from BEI at an average cost of 95.42% of the CDI. As a receivable item, a swap is contracted using the same coupon as that of the drawn line. In this case, the exchange variation on financing is fully offset by the variation on contracted swaps.

In addition, these swap contracts mature on the same settlement date as the debt, which will take place by the end of 2017. These derivative instruments were contracted with the banks Santander, Citibank, Morgan Stanley and BES.

Sensitivity Analysis Table – Effects of the variation in fair value of the swaps

For identifying possible distortions on consolidated derivative instruments currently in force, a sensitivity analysis was made considering three different scenarios (probable, possible and remote) and the respective impact on the results attained, namely:

Description	06/2011	Probable Scenario	Possible Scenario	Remote Scenario
Fixed-rate debt (partial amount)	45,596	45,596	44,687	43,827
Fair value of swaps receivable	45,596	45,596	44,687	43,827
Fair value of swaps payable	(40,093)	(40,093)	(39,867)	(39,649)
Net swap exposure	**5,503**	**5,503**	**4,820**	**4,178**
TJLP-indexed debt (partial amount)	182,373	182,373	177,510	172,936
Fair value of swaps receivable	182,373	182,373	177,510	172,936
Fair value of swaps payable	(182,023)	(182,023)	(181,813)	(181,623)
Net swap exposure	**350**	**350**	**(4,303)**	**(8,687)**
USD-indexed debit (BNP Paribas and BEI)	645,936	645,936	825,875	1,013,195
Fair value of swap receivable	645,936	645,936	825,875	1,013,195
Fair value of swap payable	(849,670)	(849,670)	(846,901)	(844,514)
Net swap exposure	**(203,734)**	**(203,734)**	**(21,026)**	**168,681**

Because the subsidiaries own only financial derivative instruments intended to safeguard their financial debt, the changes in the scenarios are accompanied by the respective hedge instrument, thus showing that the exposure effects arising from swaps are not significant. In connection with these transactions, the subsidiaries disclosed the fair value of debt and of the financial derivative instrument on separate lines (see above), so as to provide information on their net exposure in each of the three scenarios.

(in thousands of Reais)

Note that all transactions with financial derivative instruments contracted by the subsidiaries are solely intended as hedges. Consequently, any increase or decrease in their respective market values will correspond to an inversely proportional change in the corresponding portion of the financial debt underlying the financial derivative instruments contracted by the subsidiaries.

Our sensitivity analyses referring to the derivative instruments in effect as of June 30, 2011 basically rely on assumptions relating to variations of the market interest rate and TJLP, as well as variations of foreign currencies underlying the swap contracts. These assumptions were chosen solely because of the characteristics of our derivative instruments, which are exposed only to interest rate and exchange rate variations.

Given the characteristics of the subsidiaries' financial derivative instruments, our assumptions basically took into consideration the effect of a reduction in the main indices (CDI and TJLP) and fluctuation of the foreign currencies used in swap transactions (USD), with the following percentages and quotations as a result:

Risk variable	Probable Scenario	Possible Scenario	Remote Scenario
CDI	12.15%	15.19%	18.23%
TJLP	6.00%	7.50%	9.00%
USD	1.5833	1.9791	2.3750

Gains and losses on derivatives in the period

	06/2011
Fixed interest risk vs. CDI	343
TJLP risk vs. CDI	1,130
USD exchange risk vs. CDI	(89,164)
Net gains (losses)	(87,691)

38 Pension plans and other post-employment benefits

	Parent company	
	06/2011	12/2010
Term of atypical contractual relationship (TRCA)	4,299	4,362
PAMA	831	894
	5,130	5,256

	Consolidated	
	06/2011	12/2010
Term of atypical contractual relationship (TRCA)	4,299	4,362

NOTES TO QUARTERLY INFORMATION
(in thousands of Reais)

PAMA	4,423	4,486
PAMEC/active participants' policy	318	318
	9,040	9,166

Supplementary Pension Plan

On August 7, 2006, the Company's Board of Directors approved the implementation by Itaú Vida e Previdência S.A. of PGBL and VGBL Supplementary Pension Plans for the Company, TIM Celular and TIM Nordeste, which was merged into TIM Celular. All employees not benefiting from pension plans sponsored by the Company and its subsidiaries were eligible for these supplementary plans.

Term of atypical contractual relationship

The Company is the succeeding sponsoring company, as a result of the partial spin-off of Telecomunicações do Paraná S.A. – TELEPAR, of the private pension plans introduced in 1970 under a Collective Agreement, approved by the Atypical Contractual Agreement entered into by said company and the Unions representing the professional categories then existing.

This agreement covers 86 employees hired before December 31, 1982, to whom a supplementary pension plan is granted, on the condition that retirement only occurs after a minimum service time of 30 years for men and 25 years for women.

As a result of the Telebrás spin-off in June 1998, the Company opted for extinguishing this supplementary pension plan. Accordingly, the participants were entitled to payment in cash of accumulated benefits or transfer of the obligations assumed under this plan to the PBT-SISTEL plan. Most of the participants opted for payment in cash or enrollment in the PBT-SISTEL plan. The remainder, duly provided for, will be used to cover benefits due to the employees who have not made their option (4 employees as of June 30, 2011 and December 31, 2010).

SISTEL and TIMPREV

The Company, TIM Nordeste (merged into TIM Celular) and TIM Celular have sponsored a private defined benefit pension plan for a group of the TELEBRAS system's former employees, which is managed by Fundação Sistel de Seguridade Social – SISTEL, as a consequence of the legal provisions applicable to the privatization process of these companies in July 1998.

Given that in 1999 and 2000 the sponsors of the pension plans managed by SISTEL had already negotiated conditions for the creation of individual pension plans for each sponsoring company and maintenance of joint liability only in relation to the participants already assisted on January 31, 2000, the Company and its subsidiaries, like other companies resulting from the former TELEBRÁS system, created in 2002 a defined contribution pension plan meeting the most modern social security standards adopted by private companies, and enabling migration to this plan of the employee groups linked to SISTEL.

On November 13, 2002, the Brazilian Secretariat for Supplementary Pension Plans, through official ruling CGAJ/SPC No. 1917, approved the statutes of the new pension plan, hereafter the Statutes of

NOTES TO QUARTERLY INFORMATION
(in thousands of Reais)

TIMPREV Benefits Plan, as a defined contribution plan, which provide for new conditions for granting and maintaining benefits, as well as the rights and obligations of the Plan Managing Entity, the sponsoring companies, participants and the beneficiaries thereof.

Under this new plan, the sponsor's regular contribution will correspond to 100% of a participant's basic contribution, and TIMPREV's managing entity will ensure the benefits listed below, under the terms and conditions agreed upon, with no obligation to grant any other benefits, even if the government-sponsored social security entity starts granting them:

- Normal retirement pension
- Early retirement pension
- Disability pension
- Deferred proportional benefit
- Death benefit

However, as not all of the Company's and its subsidiaries' employees have migrated to TIMPREV, the pension and health care plans deriving from the TELEBRÁS system briefly listed below remain in force:

PBS: defined benefits plan of SISTEL, which includes active employees who participated in the plans sponsored by the companies of the former TELEBRÁS system;

PBS Assistidos: a multi-sponsored pension plan for inactive employees;

Convênio de Administração: for managing pension payments to retirees and pensioners of the predecessors of the subsidiary companies;

PAMEC/Apólice de Ativos: health care plan for pensioners of the predecessors of the subsidiary companies;

PAMA: health care plan for retired employees and their dependents, on a shared-cost basis.

In accordance with the rules established by NPC-26 issued by the Institute of Independent Auditors of Brazil – IBRACON, and approved by CVM Resolution No. 371, the plans having a surplus are not recorded by the Company, as it is impossible to recover these amounts. Furthermore, the amount of contributions will not be reduced for the future sponsor.

On January 29, 2007 and April 9, 2007, through the Brazilian Secretariat for Supplementary Pension Plans - SPC, the Ministry of Social Security approved the transfer of the management of the benefits plans PBS–Tele Celular Sul, TIM Prev Sul, PBT–TIM, Convênio de Administração, PBS–Telenordeste Celular and TIM Prev Nordeste (according to SPC/DETEC/CGAT Communications Nos. 169, 167, 168, 912, 171 and 170, respectively) from SISTEL to HSBC – Fundo de Pensão.

(in thousands of Reais)

The other plans - PAMA and PBS Assistidos – continue to be managed by SISTEL. The only exception is Plano PAMEC, which was extinguished, with the Company remaining responsible for coverage of the respective benefit, which from now on is called PAMEC/Apólice de Ativos.

In view of the approval of the proposed migration by the Board of Directors in January 2006, and the approvals by the Ministry of Social Security, the transfer of the above mentioned funds from SISTEL to HSBC – Fundo de Pensão came into effect in April 2007.

For the six-month period ended June 30, 2011, contributions to pension plans and other post-employment benefits amounted to R$157 (R$73 in the same period of 2010).

39 Management's Fees

Short-term salaries and benefits paid to the Company's and its subsidiaries' management in the six-month period ended June 30, 2011, totaled R$3,651 (R$2,539 in the same period of 2010).

40 Insurance

The Company and its subsidiaries maintain a policy for monitoring the risks inherent to their operations. Thus, as of September 30, 2010, the Company and its subsidiaries had insurance coverage against operating risks, third party liability, and health, among others. The management of the Company and its subsidiaries consider the insurance coverage sufficient to cover eventual losses. The table below shows the main assets, liabilities or interests insured and their respective amounts:

Types	Amounts Insured
Operating Risks	R$20,164,933
General Third Party Liability - RCG	R$53,000
Vehicles (Executive and Operational Fleets)	100% of the Reference Fipe Table. R$1,000 for civil liability (Property Damages and Personal Injury) and R$100 for Pain and Suffering.

41 Commitments

Rentals

The equipment and property rental agreements signed by the Company and its subsidiaries have different maturity dates. Below is a list of minimum rental payments to be made under such agreements:

2012	357,174
2013	373,247

(in thousands of Reais)

2014	390,043
2015	407,595
2016	425,936
	1,953,995

42 Transactions with Telefônica Group

On April 28, 2007, Assicurazioni Generali SpA, Intesa San Paolo S.p.A, Mediobanca S.p.A, Sintonia S.p.A and Telefónica S.A., entered into an agreement to acquire the whole capital of Olímpia S.p.A., a company which, in turn, held approximately 18% of the voting capital of Telecom Italia S.p.A., the indirect parent company of TIM Participações. This acquisition was made through Telco S.p.A ("Telco"). With the implementation of the transaction in October 2007, Telco came to hold 23.6% of the voting capital of Telecom Itália S.p.A., the indirect parent company of TIM Participações.

Through its Act No. 68.276/2007, published in the Federal Official Gazette of November 5, 2007, ANATEL approved the transaction and imposed certain restrictions to guarantee absolute segregation of businesses and operations performed by the Telefónica and TIM groups in Brazil. For the purposes of ANATEL's requirements, TIM Brasil and TIM Celular submitted to ANATEL the necessary measures to ensure this segregation *de facto* and *ipso jure* in Brazil, so that Telefónica's participation in Telco S.p.A. cannot be characterized as influencing the financial, operational and strategic decisions made by TIM's Brazilian operations. Therefore, TIM continues to operate in the Brazilian market on the same independent and autonomous basis as before.

The agreements between the operators of the TIM group controlled by TIM Participações and the operators of the Telefónica group in Brazil, in force at June 30, 2011, refer solely to telecommunications services covering interconnection, roaming, site-sharing and co-billing procedures, as well as contracts relating to CSP (operator code) at regular price and conditions, in accordance with applicable legislation. As of June 30, 2011, the receivables and payables arising from these agreements amounted to R$128,775 and R$103,213 respectively (R$129,249 and R$92,649 as at December 31, 2010). The amounts charged to income by the Company after approval of the transaction represent operating revenue and expenses totaling R$660,444 and R$471,277 (R$636,297 and R$425,587 as at June 30, 2010) respectively.

43 Expenses by type

	06/2011	06/2010
Expenses by type		
Cost of services provided and good sold	(4,057,571)	(3,498,489)
Selling expenses	(2,294,556)	(2,185,794)
General and administrative expenses	(484,567)	(516,899)

(in thousands of Reais)

Other operating revenue /expense	(288,203)	(247,793)
	(7,124,897)	(6,448,975)
Classified as:		
Personnel	(309,824)	(300,720)
Advertising and publicity	(256,361)	(255,046)
Third party services	(1,467,558)	(1,362,563)
Interconnection	(1,922,012)	(1,750,202)
Cost of goods sold	(920,171)	(367,512)
Depreciation and amortization	(1,291,652)	(1,551,116)
Allowance for doubtful accounts	(108,253)	(183,085)
Taxes, fees and contributions	(553,257)	(439,054)
Others	(295,809)	(239,677)
	(7,124,897)	(6,448,975)

44 Consolidated statement of comprehensive income

	06/2011	06/2011
Net income for the period*	563,437	180,545
Other components of comprehensive income for the period	-	-
Total comprehensive income for the year*	563,437	180,545
Attributable to:		
- Shareholders of the Company	563,437	180,545

45 Supplementary disclosure about consolidated cash flow

	30/06/2011	30/06/2010
Interest paid	127,665	119,063
Income and social contribution taxes paid	139,465	31,539

46. Subsequent events

Listing on the *Novo Mercado - Bovespa*

On June 22, 2011, the shareholders meeting approved the complete amendment of the company's bylaws, so as to adapt them to the requirements of the Regulations for Listing on the *Novo Mercado* segment of the BM&FBOVESPA in advance of the migration to this corporate governan ce segment. The bylaws in force, among other amendments, include the new limit established for increasing the capital stock following resolutions from the board of directors, in addition to the conversion of all preferred shares existing on that date to common shares.

After the period for the right of withdrawal of shareholders of preferred shares who disagree with the decision expired, which took place on July 26, 2011, the company and the BM&FBOVESPA will enter into an Agreement for Participation in *Novo Mercado*, so as to consolidate its definitive migration to this listing segment.

Upon conclusion of the migration, TIM Brasil, which currently holds 66.28% of the company's capital stock will then hold a 66.94% interest in TIM Participações.

Aqusisiton of new investments

Also, on July 8, 2011, the wholly-owned subsidiary TIM Celular, Companhia Brasiliana de Energia ("Brasiliana") and AES Elpa S.A. ("AES Elpa") entered into an agreement with the objective of purchasing all of the shares of Eletropaulo Telecomunicações LTDA ("AES EP Telecom") and AES Communications Rio de Janeiro S.A. ("AES Com Rio"), previously held by Brasiliana and AES Alpa, respectively.

Following the acquisition, TIM Celular became the holder of 98.3% of the capital of AES Atimus RJ (AES Com Rio) and 100% of the capital of AES Atimus SP (AES EP Telecom).

This acquisition took place on account of the commercial strategy for expanding the company's activities and strengthening its infrastructure, seeking improvements in order to attain huge potential markets.

Long Term Incentive Plan

On July 20, 2011, at a Meeting of the Board, approved the forwarding of the Incentive Plan's long-term Company for approval at a general meeting of shareholders. The plan is to grant stock options subject to performance conditions as a way to align the total remuneration of top management of the Company to market practices.

Opinions and Statements / Report on Special Review

Report on Review of Quarterly Information

To the Board of Directors and Shareholders
TIM Participações S.A.

Introduction

We have reviewed the accompanying parent company and consolidated interim accounting information of TIM Participações S.A., included in the Quarterly Information (ITR) Form for the quarter ended June 30 , 2011, comprising the balance sheet at that date and the statements of income, changes in equity and cash flows, for the six -month period then ended, and a summary of significant accounting policies and other explanatory information.

Management is responsible for the preparation of the parent company interim accounting information in accordance with the accounting standard CPC 21, Interim Financial Reporting, of the Brazilian Accounting Pronouncements Committee (CPC), and of the consolidated interim accounting information in accordance with accounting standard CPC 21 and International Accounting Standard (IAS) 34 - Interim Financial Reporting issued by the International Accounting Standards Board (IASB), as well as the presentation of this information in accordance with the standards issued by the Brazilian Securities Commission (CVM), applicable to the preparation of the Quarterly Information (ITR). Our responsibility is to express a conclusion on this interim accounting information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Opinions and Statements / Report on Special Review

Conclusion on the parent company interim information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying parent company interim accounting information included in the quarterly information referred to above has not been prepared, in all material respects, in accordance with CPC 21 applicable to the preparation of the Quarterly Information, and presented in accordance with the standards issued by the Brazilian Securities Commission (CVM).

Conclusion on the consolidated interim information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim accounting information included in the quarterly information referred to above has not been prepared, in all material respects, in accordance with CPC 21 and IAS 34 applicable to the preparation of the Quarterly Information, and presented in accordance with the standards issued by the Brazilian Securities Commission (CVM).

Other matters

Interim statements of value added

We have also reviewed the parent company and consolidated interim statements of value added for the six -month period ended June 30, 2011, which are required to be presented in accordance with standards issued by the Brazilian Securities Commission (CVM) applicable to the preparation of Quarterly Information (ITR) and are considered supplementary information under IFRS, which does not require the presentation of the statement of value added. These statements have been submitted to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that they have not been properly prepared, in all material respects, in relation to the parent company and consolidated interim accounting information taken as a whole.

Rio de Janeiro, August 2, 2011.

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5 "F" RJ

Sérgio Eduardo Zamora
Contador CRC 1SP168728/O-4 "S" RJ

Opinions and Statements / Report of the Fiscal Council or Equivalent Board

Fiscal Council Report
August 1st , 2011

Date, Time and Place: August 1st, 2011, at 09h30m, City and State of Rio de Janeiro.

The members of the Fiscal Council of TIM Participações S.A., in the exercise of their duties and legal responsibilities, as under Article 163 of the Stock Corporations Act, reviewed and analyzed the quarterly information, together with the limited review report of Independent Auditors PricewaterhouseCoopers, for the period then ended in June 30, 2011 and, considering the information provided by management and the independent auditors, judge as appropriate the information for approval by the Board of Directors of the Company under the Stock Corporations Act.

Rio de Janeiro, August 1st, 2011

ALBERTO EMMANUEL WHITAKER
Chairman of Fiscal Council

OSWALDO ORSOLIN
Member of Fiscal Council

CARLOS ALBERTO CASER
Member of Fiscal Council

SAMUEL DE PAULA MATOS
Member of Fiscal Council